Exhibit 99.1

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

1. VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of International Financial Reporting Standards (IFRS). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2. ANALYSIS OF FINANCIAL POSITION

a) Analysis of the Balance Sheet

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the Company’s subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The principal components of assets and liabilities as of December 31, 2009 and 2008 are as follows:

	12/31/2009	12/31/2008
Assets	ThU.S.$	ThU.S.$
Current assets	2,274,258	1,995,990
Other assets	9,141,514	8,243,850

Total assets	11,415,772	10,239,840

	12/31/2009	12/31/2008
Liabilities and Shareholders’ Equity	ThU.S.$	ThU.S.$
Current liabilities	953,358	812,915
Long-term liabilities	4,079,981	3,419,689
Minority interest	113,840	117,682
Shareholders’ equity	6,268,593	5,889,554

Total liabilities and shareholders’ equity	11,415,772	10,239,840

Total assets increased by 11.48%, or U.S.$1,176 million, from December 31, 2008 to December 31, 2009. This increase is mainly attributable to an increase in cash and cash equivalents (financial instruments), investment in associates, property, plant and equipment and biological assets.

Total liabilities increased by U.S.$800 million from December 31, 2008 to December 31, 2009. This increase is mainly attributable to a net increase in bank borrowings, obligations to the public (for issued bonds) and deferred tax.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

2. ANALYSIS OF FINANCIAL POSITION, continued

a) Analysis of the Balance Sheet, continued

The main financial and operating ratios are as follows:

Liquidity ratios	12/31/2009	12/31/2008
Current ratio	2.39	2.46
Acid ratio	1.41	1.23

Debt indicators	12/31/2009	12/31/2008
Debt to equity ratio	0.79	0.70
Short-term debt to total debt	0.19	0.19
Long-term debt to total debt	0.81	0.81

	12/31/2009	09/30/2008
Financial expenses covered	2.85	3.87

Operational ratios	12/31/2009	12/31/2008
Inventory turnover	2.23	2.55
Inventory turnover (excluding biological assets)	3.28	3.82
Inventory permanence-days	161.21	141.32
Inventory permanence (excluding biological assets)	109.65	94.23

The liquidity ratio for the current year presents a decrease, due to a higher proportional increase of the current liabilities with respect to the current assets, which in turn is explained by an increase in bank borrowings and bonds, partially offset by a proportional increase in cash balance and cash equivalents (mutual funds and fixed term deposits).

At December 31, 2009 and 2008 the short-term debt represented a 19% of total liabilities.

The ratio of financial expenses covered decreased from 3.87 points in December 31, 2008 to 2.85 points in December 31, 2009. The decrease is attributable to a higher proportional decrease in current profits related to an increase in financial expenses.

The ratio of inventory turnover decreased from December 31, 2008 compared to December 31, 2009. For this reason, the inventory permanence ratio increased during the period ending December 31, 2009, due to a proportionally higher increase in production volume with regard to the increase in sales.

b) Analysis of the Income Statement

Analysis of Gross Margin

Gross Margin presents a profit of U.S.$961 million in 2009 compared to U.S.$1,382 million in 2008, a decrease of U.S.$421 million caused by a proportional decrease in revenues.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

2. ANALYSIS OF FINANCIAL POSITION, continued

Analysis of Profit before Income Tax

The Profit before Income Tax registers a profit of U.S.$358 million in 2009, compared to U.S.$503 million in 2008, a decrease of U.S.$145. The change was primarily caused as described in the following table:

Item	Million U.S.$
Gross margin	(421)
Other operating income	79
Distribution costs	67
Foreign currency exchange rate	85
Negative goodwill	37
Others net	8

Net change in outcome before income tax	(145)

The increase in the exchange rate difference is principally due to a strong depreciation of the dollar against the Chilean peso, the Euro and the Real, currencies in which the Company owns financial investments, tax receivables and other accounts receivables.

The main indicators related to result accounts and the detail of revenues and operation costs are as follows:

Revenues	12/31/2009 ThU.S$	12/31/2008 ThU.S$
Pulp	1,682,715	1,912,556
Sawn timber	493,938	722,316
Panels	832,170	944,534
Forestry	89,521	108,165
Other	14,701	26,322

Total revenues	3,113,045	3,713,893

Sales costs	12/31/2009 ThU.S$	12/31/2008 ThU.S$
Wood	630,215	733,163
Forestry work	353,183	412,044
Depreciation	190,945	177,054
Other costs	978,192	1,009,593

Total sales costs	2,152,535	2,331,854

Profitability index	12/31/2009	12/31/2008
Profitability on equity	4.92	6.77
Profitability on assets	2.81	3.92
Return on operating assets	3.12	6.65

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

2. ANALYSIS OF FINANCIAL POSITION, continued

Profitability ratios	12/31/2009	12/31/2008
Income per share (U.S.$) (1)	2.66	3.53
EBITDA (2)	759,416	876,586
Income after tax (ThU.S.$) (3)	304,596	405,045
Gross margin ThU.S.$	960,510	1,382,039
Financial expenses ThU.S.$	(193,872)	(175,241)

(1)	Earnings per share refer to the attributable profit to instrument holders of equity participation in the net controller.
(2)	Earnings before income tax, interest, depreciation, amortization and extraordinary items.
(3)	Includes interest.

3. DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to the accepted International Financial Reporting Standards and instructions issued by the Chilean Securities Commission. We estimate that there are no substantial differences between the economic value of assets and the value reflected in these Financial Statements.

4. MARKET SITUATION

Pulp

The fourth quarter continued with the pulp market recovery. World pulp prices grew between 75% and 80% in short fiber and 50% to 60% in long fiber, as compared to the lowest prices registered during March and April 2009. Although inventory levels increased slightly at the end of the fourth quarter, on average it was low compared to past year levels. World stock levels at the end of December 2009 were 23 days for long fiber and 30 days for short fiber, whereas at December 2008 they where at 40 and 52 days, respectively.

Except for Japan, Asia was the first region to recover and this trend seems to be very strong. Rumors that China would be recuperating stock levels with low prices have dissipated, the prices are high and the stock levels are relatively low. The imported pulp has been consumed and the inventory levels are lower than the normal levels. During 2009, China pulp imports were 44.4% higher than the past year, reaching 14 million tons. The two main reasons for these additional imports are:

•	new production capacities of paper and

•	local pulp production closures during the last quarter of 2008 and first of 2009

During the third quarter of 2009 the pulp prices were higher and some of the producers that closed will gradually restart production, but it is estimated that 50% of these closures will be permanent.

Following the trend in China, other Asian markets such as Taiwan, Korea, India and Indonesia also are recovering. Korea has had an especially prosoerous 2009, with lower costs of paper production, higher internal demand and a favorable exchange rate, which has increased exports of paper. Moreover, Korea was in a good position to face the crisis of 2009 because its market was restructured between 2005 and 2008, which allowed it to achieve equilibrium between production, exports and internal demand.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

4. MARKET SITUATION, continued

The paper market in Europe is still complex. With over-production continuing in spite of various plant closures, the price of paper has deteriorated in 2009, which has prevented producers from taking advantage of the low cost of pulp and other inputs and recover their margin. Tissue was the only exception, it generally did not suffer major casualties in prices and even these casualties, in markets such as the “away from home” market (which includes consumers at hotels, restaurants and other public places) were offset by a small increase in domestic demand. However, the European pulp market is improving in terms of price because local paper producers must import pulp in order to compete effectively with Asian producers. In terms of volume, however, the demand in 2009 was lower than in 2008, and will probably continue to decrease if paper production capacity adjusts to reach equilibrium with European paper demand, especially in printing and writing papers.

The Middle East and other markets such as India and Turkey had the biggest price drop during the first half of 2009 and now have increased the prices more drastically in order to obtain raw materials for its factories. The effects of these prices increase have been felt most strongly during the last quarter of 2009.

The North American market also has improved significantly in 2009. However, the last quarter of 2009 brought several challenges that may result in certain negative effects during 2010. First, black liquor has been defined as a “renewable alternative fuel”, which has led to the elimination of certain subsidies to producers of softwood kraft pulp. This subsidy ended December 31, 2009 despite the lobbying in the U.S. Senate by pulp producers in the United States. They also failed to implement other similar benefits to similar products (such as the “son of black liquor”), which is potentially even more harmful to competition. Finally, the paper producers in the United States are increasingly facing competition from Asian producers, China, Indonesia and Korea, and for this reason they are pushing to implement “anti-dumping” measures against Chinese and Indonesian producers. This effort has yet to be approved by the appropriate parties, but it is believed that it will eventually result in certain increased tariff rates.

During 2009, there was a concentration of paper production in Asia and especially in China, a trend that is expected to continue in 2010 and exports from these markets to Europe and North America will likely increase. Therefore, a major challenge facing the paper industry in 2010 will be to further diversify the markets and customer-base within Asia, while simultaneously continuing to seek out opportunities in Europe and North America as well.

Sawn Timber

The real estate and construction markets in U.S.A did not show big differences during the last quarter of 2009. Housing starts in December reached 557,000 units per year. The current construction levels are still the lowest in 50 years. Nevertheless, during the last quarter of 2009, there was a small increase of prices and volumes in sawn timber and moldings in comparison to the third quarter and sales were above what was achieved in the fourth quarter of 2008.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

4. MARKET SITUATION, continued

In the last quarter of 2009, there was an overall increase in demand of forestry products in every market, especially in Asia and Middle East. Saudi Arabia, in particular has had strong demand for packaging wood. Nonetheless, prices are still lower than pre-financial crisis levels.

Panels

The Panel division, impacted by the financial crisis, ended the year 2009 with sales 11% lower than the year 2008, but with sales volume up by 11%. Despite the crisis, and in large part due to a geographically diversified customer base in over 40 countries and a broad product portfolio, it was possible to continue the sale of panels without suspending or ceasing operations at any panel plants.

For plywood, during the last quarter sales volumes showed a slight increase of 1% over the previous quarter and a recovery in prices over the same period. The decrease in competition, partially offset by lower customer levels, has contributed to improving our sales with sustained price increases that are on pace to offset the price declines suffered in the first half of 2009.

Sales of MDF have also experienced this quarter a sales increase of 2% with respect to the previous quarter, mainly resulting from the active panel board market in Latin America and in particular in Brazil, which has led the demand in the region. Prices are rising moderately in these markets, which is the most profitable for panels, and also are experiencing large increases in marginal rates in certain other markets (Asia and Middle East), where we are lowering our participation in 2010 because they are less profitable markets and have higher logistical costs than our alternatives in Latin America and the United States.

The sales of particle board of Faplac from the Argentina plant showed a significant increase in volume of 20% in the fourth quarter in comparinson with the previous quarter as a result of an improvement in domestic demand and export markets.

Finally, our outlook for the Panels division during 2010 is positive and new price increases are expected to recover pre-financial crisis profitability levels.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

5. ANALYSIS OF CASH FLOW

The main components of net cash flow at December 2009 and 2008, are as follow:

	12/31/2009 ThU.S.$	12/31/2008 ThU.S.$
Operating cash flow (negative)
Cash flow from operating activities	751,025	769,736
Cash flow from financing activities:
Loan payments	(101,245)	(263,433)
Bonds payments	536,677	202,537
Dividend payments	(135,175)	(317,588)
Others	2,115	0
Cash flow from investment activities:
Purchase and sales of permanent investments	(303,733)	(10,353)
Incorporation and sale of property, plan and equipment	(271,145)	(309,108)
Incorporation and sale of biological assets	(89,817)	(144,118)
Others	(52,596)	(3,152)

Net cash flow for the period	336,106	(75,479)

We had a positive operating cash flow of U.S.$751 million compared to U.S.$770 million for the same period in 2008, resulting from a decrease in client recovery, partially offset by lower payments to supplier.

Cash flow from financing activities as of December 31, 2009 was a positive balance of U.S.$302 million compared to a negative balance of U.S.$378 million for the same period in 2008. This variation resulted from issuing bonds and higher dividend payments in the previous year.

The investment cash flow presented a higher negative balance at the end of the current period, due principally to payments for acquisition of companies in Brazil and Uruguay, partially offset by fewer disbursements for acquiring biological assets and property, plant and equipment.

6. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of December 31, 2009, a ratio of fixed rate debt to total consolidated debt of approximately 91.64%, which it believes is consistent with the industry in which it operates. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited in large part because the Company maintains one of the lowest cost structures in the industry.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivables and most financial liabilities are denominated in U.S. dollars or are covered by a swap rate, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Classified Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

CLASSIFIED FINANCIAL STATEMENT

		12/31/2009	12/31/2008	01/01/2008
	Note	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current Assets
Operative Current Assets
Cash and cash equivalents	4	534,199	167,308	267,872
Financial assets at fair value through profit or loss	23	8,426	13,469	10,626
Trade and Other receivables-net	23	558,441	588,803	686,726
Related party receivables	13	18,272	5,475	11,379
Inventories	3	620,058	691,206	529,478
Biological assets	21	310,832	305,730	351,227
Prepaid expenses		61,263	74,331	54,194
Tax receivables		160,346	148,670	122,219
Other current assets		2,421	998	1,738
Total Operative Current Assets		2,274,258	1,995,990	2,035,459
Non-Current Assets and disposal groups held for sale		0	0	0
Total Current Assets		2,274,258	1,995,990	2,035,459
Non Current Assets
Trade and Other receivables	23	11,080	7,864	17,099
Investment in associates through equity method	15	476,101	141,590	153,861
Intangible assets	20	74,930	14,469	15,640
Property, plant and equipment	7	4,969,753	4,615,971	4,609,641
Biological assets	21	3,446,696	3,346,703	3,479,289
Deferred tax assets	6	109,760	87,221	81,295
Hedge assets	23	17,998	0	0
Prepaid expenses		26,322	21,169	16,530
Other non-current assets		8,874	8,863	24,424
Total non-current assets		9,141,514	8,243,850	8,397,779
Total Assets		11,415,772	10,239,840	10,433,238

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Income Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

CLASSIFIED FINANCIAL STATEMENT (continued)

		12/31/2009	12/31/2008	01/01/2008
	Note	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current Liabilities
Operative Current Liabilities
Loans that accrue interest	23	524,909	372,622	336,363
Other financial liabilities	23	10,648	14,051	7,007
Trade and Other payables	23	321,892	309,704	309,127
Related party payables	13	12,081	9,102	8,116
Provisions	19	5,169	3,753	2,320
Current tax payables		15,917	10,325	40,960
Other liabilities		58,741	88,543	214,933
Deferred income		1,629	2,628	4,671
Post employment benefit obligations	10	2,372	2,188	2,478
Total Operative Current Liabilities		953,358	812,915	925,975
Liabilities included in disposal group held for sale		0	0	0
Total Current Liabilities		953,358	812,915	925,975
Non Current Liabilities
Loans that accrue interest	23	2,678,010	2,279,321	2,388,826
Provisions	19	9,463	5,585	6,271
Deferred tax liabilities	6	1,256,090	1,092,393	1,093,597
Other liabilities		110,832	24,045	35,446
Deferred income		291	236	299
Post employment benefit obligations	10	25,295	18,109	19,445
Total non-current liabilities		4,079,981	3,419,689	3,543,884
Net Equity
Net equity attributable to parent company net equity instrument holders
Issued capital		353,176	353,176	353,176
Other reserves		21,618	(139,238)	0
Retained profit/loss (accumulated losses)		5,893,799	5,675,616	5,465,431
Net equity attributable to parent company net equity instrument holders		6,268,593	5,889,554	5,818,607
Minority interest		113,840	117,682	144,772
Total net equity		6,382,433	6,007,236	5,963,379
Total net equity and liabilities		11,415,772	10,239,840	10,433,238

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Income Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

FINANCIAL INCOME STATEMENT BY ACTIVITY

	Note	2009 ThU.S.$	2008 ThU.S.$
Profit (loss) from operations
Revenue	9	3,113,045	3,713,893
Cost of sales		(2,152,535)	(2,331,854)
Gross profit		960,510	1,382,039
Other operating income	1	202,586	123,678
Marketing costs		(7,155)	(12,002)
Distribution costs		(388,535)	(455,197)
Research and development		(3,915)	(3,827)
Administrative expenses		(242,185)	(247,023)
Other operating expenses		(48,294)	(37,869)
Financial costs	1	(193,872)	(175,241)
Participation in profit/(loss) of associates through equity method	15	4,084	4,241
Participation in profit/(loss) of joint ventures through equity method	15	2,537	1,598
Exchange rate differences	11	17,632	(67,778)
Profit (loss) due to write off non-current asset accounts not available for sale	1	(9,362)	(9,086)
Negative goodwill immediately recognized		36,871	0
Other profit (loss)		27,231	(444)
Profit (loss) before income tax		358,183	503,089
Income tax expenses/(income)	6	(53,537)	(98,044)
Profit (loss) from continuing operations after tax		304,596	405,045
Profit (Loss) from Discontinued operations, Net of Tax		0	0
Profit (loss)		304,596	405,045

Profit (Loss) attributable to equity holders
Profit (loss) attributable to equity instrument holders in net equity of the parent company		300,898	399,566
Profit (loss) attributable to minority interest		3,698	5,479
Profit (loss)		304,596	405,045

Ordinary Shares
Basis earnings (losses) per share		0.0026919	0.0035796
Earning (losses) per share from discounting operations		0	0
Earning (losses) per share from continuing operations		0.0026919	0.0035796

Ordinary Diluted Shares
Basis earnings (losses) per diluted share		0	0
Earning (losses) per diluted share from discounting operations		0	0
Earning (losses) per diluted share from continuing operations		0	0

Comprehensive Income Statement

		2009	2008
		ThU.S.$	ThU.S.$
Profit (loss)		304,596	405,045
Other income and expenses with charge or credit to net equity
Cash flow hedges		(5,807)	0
Currency translation differences	11	177,480	(148,469)
Adjustments associated		1,902	(3,015)
Income tax related to components of other income and expenses or payment in equity		987	0
Other income and expenses charged to or credit to net equity		174,562	(151,484)
Comprehensive income statement		479,158	253,561

Comprehensive Income and Expense Statement Attributable to:

Comprehensive income and expenses statement attributable to majority shareholders		461,754	260,328
Comprehensive income and expenses statement attributable to minority shareholders		17,404	(6,767)
Total comprehensive income and expense		479,158	253,561

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statement of Changes in Net Equity

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

STATEMENT OF CHANGES IN NET EQUITY

	Ordinary Shares	Reserves			Changes in Retained Earnings	Changes in Equity Attributable to Parent Company	Changes in	Changes in
	Share Capital	Conversion Reserves	Hedge Reserves	Other Reserves	(Accumulated Losses)	Shareholders, Total	Minority Interests	Net Equity Total
12/31/2009	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance at 01/01/2009	353,176	(136,223)	0	(3,015)	5,675,616	5,889,554	117,682	6,007,236
Changes
Comprehensive income and expenses statement	0	163,774	(4,820)	1,902	300,898	461,754	17,404	479,158
Cash dividends declared	0	0	0	0	(82,715)	(82,715)	0	(82,715)
Other increases (decreases) in net equity	0	0	0	0	0	0	(21,246)	(21,246)
Changes in equity	0	163,774	(4,820)	1,902	218,183	379,039	(3,842)	375,197
Closing balance at 12/31/2009	353,176	27,551	(4,820)	(1,113)	5,893,799	6,268,593	113,840	6,382,433

	Ordinary Shares	Reserves			Changes in Retained Earnings	Changes in Equity Attributable to Parent Company	Changes in	Changes in
	Share Capital	Conversion Reserves	Hedge Reserves	Other Reserves	(Accumulated Losses)	Shareholders, Total	Minority Interests	Net Equity Total
12/31/2008	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance previous period 01/01/2008	353,176	0	0	0	5,465,431	5,818,607	144,772	5,963,379
Changes
Comprehensive income and expenses statement	0	(136,223)	0	(3,015)	399,566	260,328	(6,767)	253,561
Cash dividends declared	0	0	0	0	(189,381)	(189,381)	0	(189,381)
Other increases (decreases) in net equity	0	0	0	0	0	0	(20,323)	(20,323)
Changes in equity	0	(136,223)	0	(3,015)	210,185	70,947	(27,090)	43,857
Closing balance at 12/31/2008	353,176	(136,223)	0	(3,015)	5,675,616	5,889,554	117,682	6,007,236

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statement of Cash Flows-Direct Method

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

STATEMENT OF CASH FLOWS-DIRECT METHOD

	12/31/2009 ThU.S.$	12/31/2008 ThU.S.$
Cash Flows from (used in) Operating, Direct Method
Collection of trade accounts receivable	3,675,727	3,926,137
Research and development disbursements	(3,915)	(3,827)
Payments to suppliers	(2,785,842)	(2,891,042)
Paid salaries	(190,821)	(186,925)
Payments received and forwarded by the Value Added Tax	147,533	185,779
Other collections (payments)	16,326	(12,143)
Cash flows by (used in) Operating, Total	859,008	1,017,979

Cash flows by (used in) Other Operating Activities
Amounts received from dividends classified as operating	17,084	5,797
Amounts received from interest received classified as operating	18,601	18,729
Interest payments classified as operating	(152,343)	(162,223)
Amounts received by the Income Tax Returned	62,203	36,949
Income tax payments	(53,528)	(147,495)
Cash flows by (used in) other Operating Activities, Total	(107,983)	(248,243)
Cash flows net of (used in) Operating Activities	751,025	769,736

Cash flows from (used in) Investing Activities
Proceeds from sale (disappropriation) of property, plant and equipment	4,006	1,152
Proceeds from sale (disappropriation) of biological assets	2,185	2,241
Proceeds from sale (disappropriation) of subsidiaries, net of cash expropriated	7	0
Proceeds from sale (disappropriation) of other financial assets	0	19
Other cash flows from (used in) investing activities	0	186
Purchase of property, plant and equipment	(275,151)	(310,260)
Payments for intangible assets purchase	(1,378)	(1,279)
Payments for biological assets purchase	(92,002)	(146,359)
Payments for acquiring subsidiaries, net of cash acquired	(174,111)	0
Payments for acquiring associates	0	(2,353)
Payments for acquiring joint ventures, net of cash acquired	(116,279)	0
Loans to related companies	(51,225)	0
Other investing disbursements	(13,343)	(10,078)
Cash flows from (used in) Investing Activities	(717,291)	(466,731)

Cash flows from (used in) Financing Activities
Loans obtained	545,286	623,625
Bonds issued	636,677	202,537
Loan payments	(746,531)	(887,058)
Dividend payments to minority interests	(20,769)	(19,638)
Dividend payments by the reporting entity	(114,406)	(297,950)
Other Cash Flows from (Used in) Financing Activities	2,115	0
Cash flows from (used in) Financing Activities	302,372	(378,484)

Net increase (decrease) of Cash and Cash Equivalents	336,106	(75,479)
Effect of exchange rate variations on cash and cash equivalents	30,785	(25,085)
Cash and cash equivalents, shown in the cash flow statement, at the beginning of the year	167,308	267,872
Cash and cash equivalents, shown in the cash flow statement, at the year end	534,199	167,308

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 1. PRESENTATION OF FINANCIAL STATEMENTS (IAS 1)

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A. (hereinafter “Arauco”), Tax No. 93,458,000-1, Closed Company, was registered in the Superintendency of Securities and Insurance Securities Registry as No. 042 on June 14, 1982, therefore being subject to audit by this Superintendency.

Forestal Cholguán S.A., subsidiary of Arauco, is also registered on the Registry of Securities (Register No. 030).

The Company’s head office address is El Golf Avenue 150, floor 14, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of forestry and wood products. Its main operations are focused on the following business areas: Pulp, Plywood and fiberboard panels, Sawn Timber and Forestry.

Arauco is controlled by Empresa Copec S.A., Corporation, which owns 99.9779% of Arauco, and is registered in the Superintendency of Securities and Insurance Securities Registry as No. 0028, therefore being subject to audit by this Superintendency.

The ultimate controllers of the Company are Mrs. Maria Noseda Zambra of Angelini, Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda., which owns 63.4015% of the shares of AntarChile S.A., the controller of our parent company Empresas Copec S.A.

The Arauco Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Financial Statements

Financial Statements presented by Arauco as at December 31, 2009:

•	Statement of Classified Balance Sheet

•	Financial Income Statement by Activity

•	Statement of Changes in Net Equity

•	Statement of Cash Flows – Direct Method

•	Disclosure of Explanatory Information (notes)

Period Covered by the Financial Statements

January 1, 2009 to December 31, 2009.

Date of Approval of Financial Statements

The issuance of these consolidated financial statements for the year ended December 31, 2009 was approved by the Board in Extraordinary Session No. 417 on March 23, 2010.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Functional Currency

Arauco has defined the US Dollar as its main functional currency, as most of the Companies operations are a result of exports, and costs to a large extent are related to or index-linked to the US Dollar.

For the pulp segment, most of the sales operations are exports, meaning that the costs are related mainly due to plantation costs, which are settled in dollars.

For the sawmill and panel segments, despite their markets corresponding to a mix of national sales and exports, the prices for the products are established in dollars, as is also the case for the cost structure of raw materials.

Despite the cost of labour and services are generally billed and paid in local currency, it does not attain the significance that can be applied to raw materials and depreciation of equipment, whose markets are global and are influenced mostly by the dollar.

Arauco has defined the US Dollar as its main functional currency.

Financial Statements are presented in thousand of United States Dollars, with a level of precision of the figures in thousands of dollars without decimals.

All significant information required by the IFRS is presented in these financial statements.

Additional Information Relevant to the Understanding of the Financial Statements

The Company Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are entities that as a whole qualify as Special Purpose Entities, because control exists and they maintain exclusive contracts with Arauco for wood provision, forward purchase of land, and a forest administration contract. Considering this, the companies are consolidated and are part of the consolidated financial statements of Arauco Group.

Compliance and Adoption of IFRS

The accompanying Financial Statements of Arauco include all significant aspects of the balance sheet, statements of income of its operations and cash flows in accordance with International Financial Reporting Standards.

This presentation is required to express a faithful representation of the effects of transactions, as well as other events and conditions, according to the definitions and criteria established within the conceptual framework of IFRS for the recognition of assets, liabilities, income and expenses.

IFRS-NIFCH Compliance Declaration

These condensed consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”), which have been adopted in Chile under title: Financial Reporting Standards in Chile (NIFCH) and represent the wholesale adoption, explicitly and without reservation of the mentioned international standards.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Disclosure of Capital Information

Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management aim at:

a)	Guaranteeing business continuity and normal operations in the long term;

b)	Providing all financing needs for new investments to achieve sustainable growth over time;

c)	Maintenance of an adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the company’s value, as well as providing an adequate return to shareholders.

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its equity at book value plus its financial liabilities (bank borrowings and bonds).

Quantitative Information on Capital Management

Financial guarantees of the Company are as follows:

Instrument	Amount at 12/31/2009 (ThU.S. $)	Amount at 12/31/2008 (ThU.S. $)	Equity >= ThU.S. $ 2,500,000	Equity Hedging >= 2,0x	Debt Level(1) <= 1,2x	Debt Level(2) <= 0,75x
Local Bonds	398,693	203,668	N/A	N/A	✓	N/A
Syndicated Bank Loans	0	160,378	✓	✓	✓	N/A
Forestal Río Grande S.A. Loan	138,837	173,627	N/A	✓(3)	N/A	✓(3)
Bilateral Bank Loan	255,304	241,026	N/A	✓	✓	N/A
Other Loans	156,639	41,860	No Safeguards Required
Foreign Bonds	2,252,838	1,829,990	No Safeguards Required

N/A: Not applicable for the instrument

(1)	Debt Level (financial debt divided by: equity plus minority interest)
(2)	Debt Level (financial debt divided by: total assets)
(3)	Financial guarantees on credits taken by Forestal Río Grande S.A. only apply to financial statements of that company

Debt instruments ratings at December 31, 2009 are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local Bonds	—	AA	—	AA
Foreign Bonds	BBB	BBB+	Baa2	—

Capital requirements are incorporated based on the company’s financial needs and on maintaining an adequate liquidity level and complying with financial guarantees established in current debt contracts. The company manages its capital structure and makes adjustments based on the predominant economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the company’s level of liquidity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Capital (in Thousand of US Dollars) as at December 31, 2009, December 31, 2008 and January 01, 2008:

In ThU.S.$	12/31/2009	12/31/2008	01/01/2008
Equity	6,268,593	5,889,554	5,818,607
Bank Loans	550,780	616,891	881,547
Finance Leases	608	1,394	3,597
Bonds	2,651,531	2,033,658	1,840,045

Capital	9,471,512	8,541,497	8,543,796

The nature of external capital requirements is determined by the obligation to maintain certain financial ratios that ensure the compliance of either bank loans or bond payments, which provide guidelines on the adequate capital ranges for compliance with these requirements.

Arauco fulfilled all its external requirements.

Arauco considers it unlikely that future uncertainty risks may result in any significant adjustment to book value of assets and liabilities within the next financial period. In the case of the fair value of biological assets, no risks are foreseen in which the value of forests will change significantly. Notably, the data used to make the foregoing determination contemplates the long-term realization of such risks, and therefore the estimates provided are also relevant for the long term.

Summary of significant accounting policies

The accompanying consolidated financial statements as of December 31, 2009 were prepared in accordance with in force IFRS accounting policies, uniformly applied to all items in these Consolidated Financial Statements.

a) Basis for Presentation of financial information

These condensed consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”), which have been adopted in Chile under title: Financial Reporting Standards in Chile (NIFCH) and represent the wholesale adoption, explicitly and without reservation of the mentioned international standards.

The consolidated financial statements have been prepared under the historic cost convention, as modified by the revaluation of biological assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit and loss.

b) Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make subjective estimates and assumptions that affect the amounts reported. Estimates are based on historical experience and various other assumptions that are believed to be reasonable, though actual results and timing could differ from the estimates. Management believes that the accounting policies below take into account those matters that require the exercise of judgment, but acknowledge that different judgments could result in substantially different results.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

- Property, Plant and Equipment

For property, plant and equipment in a business acquisition, an external advisor is used to perform a fair valuation of the acquired fixed assets and to assist in determining their remaining useful lives.

The carrying amounts of fixed assets are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. The recoverable amount of an asset is estimated as the higher of fair value less the cost to sell and the value in use, with an impairment charge being recognized whenever the carrying amount exceeds the recoverable amount. The value in use is calculated using a discounted cash flow model, which is most sensitive to the discount rate as well as the expected future cash inflows.

- Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Arauco uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date.

- Biological Assets

The recovery of forest plantations is based on discounted cash flow models which mean that the fair value of biological assets is calculated using cash flows from continuing operations, that is to say, on the basis of sustainable forest management plans considering the potential growth of forests. This recovery is performed on the basis of each stand identified and for each type of tree species.

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as administer regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The principal considerations used to calculate the valuation of forest plantations are presented in Note 21.

- Lawsuits and Contingencies

Arauco and its subsidiaries maintain lawsuits in process, whose future effects need to be estimated by the management of the Company, in collaboration with its legal advisers. Arauco seeks to interpret the reports of its legal advisers and make appropriate contingency estimates in each balance sheet and/or upon each substantial modification to an underlying cause of any such litigation.

c) Consolidation

The consolidated financial statements include all entities over which Arauco has the power to govern the financial and operating policies, usually accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Unrealized earnings from subsidiary operations have been eliminated from the consolidated financial statements and minority shareholder equity is recognized in the equity balance.

Consolidated financial statements for the year ended December 31, 2009 include subsidiary balances shown in Note 13; Fondo de Inversión Bío Bío balances, and its subsidiary Forestal Río Grande S.A., both of which qualify as Special Purpose Entities.

Some consolidated subsidiaries report legal financial statements in Brazilian Reales and Chilean Pesos. For consolidation purposes, they have been translated as indicated in Note 11.

d) Segments

Arauco has defined its operating segments according to its business areas, which are defined by products and services sold to customers. This is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making such relevant decisions related to the Company’s operation. President and Chief Executive Officer and Corporate Managing Directors of each business area (segment) are responsible for these decisions. Detailed financial information by segment is presented in Note 24.

e) Functional currency

(i) Functional currency

Arauco’s entities are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The condensed consolidated financial statements are presented in United States dollars, which is the Company’s functional currency and Arauco’s presentation currency.

(ii) Foreign Currency Translations – Subsidiaries and Associates

The Income Statements of subsidiaries, whose functional and presentational currencies are not the US dollar, are translated into the Arauco reporting currency using the average exchange rates monthly, whereas the Balance Sheets of such subsidiaries are translated using the exchange rates at the reporting date. Exchange differences arising from the retranslation of net investments in foreign entities are recorded directly in shareholders’ equity in Conversion reserves, as shown in the unaudited consolidated statement of changes in equity. The cumulative translation differences of divestments and liquidations are combined with their gain or loss on disposal.

(iii) Foreign Currency Transactions

Transactions in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Gains and losses on foreign currency resulting from the settlement of such transactions and from the conversion at the closing exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except that which matches the deferral in net equity, such as those derived from cash flow hedges.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

f) Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on call at banks and other liquid investments with an original maturity of less than three months.

g) Financial Instruments

(i) Financial assets-liabilities at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category is acquired principally for the purpose of selling in the short term.

Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets in this category are classified as current assets and the passive position of these instruments is presented under Other financial liabilities within the Financial Statement.

Regular purchases and sales of financial assets are recognized on the trade-date, the date on which the Group commits to purchase or sell the asset.

The financial assets-liabilities carried at fair value through profit or loss is initially recognized at fair value, and transaction costs are expended in the income statement. They are subsequently recorded at fair value with an effect on income also.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months from the balance sheet date, which are classified as non-current assets. Loans and receivables include trade receivables and other receivables.

Loans and receivables are initially recorded at fair value and subsequently at amortized cost according to the method of the effective interest rate under the provision of bad debts.

(iii) Financial liabilities valued at amortized cost (loans)

Loans, bonds obligations and liabilities of similar nature are recognized initially at fair value, net of transaction costs incurred. In subsequent periods, they are stated at amortized cost and any difference between proceeds (net of transaction costs), and redemption value is recognized in the income statement over the life of the debt according to the method of the effective interest rate.

Financial obligations are classified as current liabilities unless the Company has an unconditional right to defer settlement for at least 12 months after the balance sheet date.

(iv) Creditors and other payables

These instruments are initially recorded at fair value and subsequently at amortized cost using the effective interest rate method.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

(v) Hedging instruments

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in Other Comprehensive Results. The gain or loss relating to the ineffective portion is recognized immediately in the Income Statement within Other Operating Income or Operating Expenses, respectively.

When a hedging instrument expires or is sold, or when it ceases to meet the criteria to be recognized through the hedge accounting treatment, any cumulative gain or loss in equity at that time remains in equity and is recognized when the transaction affects the Income Statement. When it no longer expects a possible transaction to occur, the cumulative gain or loss in equity is immediately transferred to the Income Statement.

h) Inventories

Inventories are reported at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and general manufacturing expenses, excluding interest expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories to the extent that forests are harvested.

Net realizable value is the estimated selling price in the normal course of business, less cost of sale.

When market conditions result in the manufacturing costs of a product exceeding its net realizable value, a valuation allowance is made. This provision also includes amounts relative to obsolescence resulting from slow moving and technical obsolescence.

i) Business Combinations

Business combinations are recognized using the purchase method. This involves recognizing identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities and excluding future restructuring) of the acquired business at fair value.

The goodwill acquired in a business combination is initially measured at cost being the excess of cost of business combination over the interest of the company in the net fair value of assets, liabilities and contingent liabilities of the acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill acquired in a business combination is allocated from the acquisition date to the cash generating unit of the group or groups of cash generating units expected will benefit from the synergies of the combination without prejudice to whether other assets or liabilities of the Group are assigned to those units or groups of units. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Income Statement presented in the line Negative goodwill immediately recognized.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Arauco measures the fair value of the acquired company in the business combination made by stage, recognizing the effects of variation in the Income Statment in the period in which they occur.

Accounting policies for subsidiaries will be adjusted if necessary to ensure consistency with the policies adopted by Arauco. Minority Interests are presented as a separate component of equity.

j) Investments in associates

Associates are entities over which the Group exercises significant influence but not control, generally holding between 20 and 50% of the voting rights. Investments in associates are accounted for using the equity method and are initially recognized at cost and their book net equity is increased or decreased for the related proportion to be recognized in the income statement and comprehensive income statement of the period as a result of adjustments of conversion arising from the financial statement conversion into other currencies. The Group’s investment in associates includes goodwill (both net of any accumulated impairment loss).

k) Intangible assets

(i) Computer Software

Computer software programs are capitalized in terms of the costs incurred to make it compatible with specific programs. These costs are amortized over their estimated useful lives.

(ii) Goodwill

The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized but tested for impairment on annual basis.

(iii) Water-rights

Water-rights are recognized at historical cost and have unlimited useful life as the expected cash flow generating period is unpredictable. These rights are not amortized as they are perpetual and will not require renewal, but are subject to anual impairment tests.

l) Property, plant and Equipment

Property, plant and equipment are stated at historical cost less depreciation and the correspondent accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.

Asset depreciation is calculated using the straight-line method, considering any adjustments for impairment.

The useful life of property, plant and equipment is determined according to expected use of the assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, on an annual basis.

m) Leases

Fixed asset leases in which Arauco substantially holds all ownership risks and advantages are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Leases in which significant risks and rewards are not transferred are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

n) Biological Assets

IAS 41 requires that biological assets, such as standing trees, are shown on the Balance Sheet at fair value. Group forests are thus accounted for at fair value less estimated point-of sale costs at harvest, considering that the fair value of these assets can be measured reliably.

The valuation of forest plantations assets is based on discounted cash flow models whereby the fair value of the biological assets is calculated using cash flows from continuous operations, which are based on sustainable forest management plans taking into account growth potential. This valuation is performed on each identifiable farm block basis and for each type of tree.

Forest plantations shown as current assets are those that will be harvested and sold in the short term.

Biological growth and changes in fair value are recognized in the income statement within Other operating income.

o) Deferred income tax

Deferred income tax is recognized using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted as of the balance sheet date that is expected to apply when the related deferred income tax asset or the deferred income tax liability is settled.

The deferred income tax assets are recognized to the extent that it is probable that future taxable benefits profit will be available against which temporary differences can be utilized.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

p) Provisions

Provisions are recognized when the Company has a current legal or constructive obligation as a result of past events; it is probable that an outflow will be required to settle the obligation; and the amount has been reliably estimated. This amount is quantified with the best possible estimate at the end of each period.

q) Revenue recognition

Revenues are recognized after Arauco has transferred the risks and rewards of ownership to the buyer and Arauco retains neither a continuing right to dispose of the goods, nor effective control of those goods; this means that revenues are recorded upon delivery of goods to customers in accordance with agreed terms of delivery.

Segment revenues mentioned in Note 24 comply with the conditions indicated above.

Revenues from inter-segment sales (which are made at prices that approximate market prices) are eliminated in the consolidated financial statements.

r) Minimum dividend

Article No. 79 of the Privately Limited Companies of Chile provides that, unless otherwise unanimously agreed or adopted by the shareholders, shares-stock as a dividend must be distributed annually in cash to shareholders in proportion to their shares or in the proportion established by the statutes if any preferred shares, in the amount of at least 30% of net profits for the current year, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco resulted in an agreement to maintain annual dividends at 40% of net distributable profit, including a provisional dividend share distribution at year-end. Dividends payable are recognized as a liability in the financial statements in the period they are declared and approved by the Company’s shareholders or when configuring the corresponding obligation on the basis of existing legislation or distribution policies established by the Shareholders’ Meeting.

The interim and final dividends are recorded as lower equity upon their approval by the relevant groups, being in the first case usually the Company’s Board, and in the second case the responsibility of the General Shareholders’ Meeting.

The amount of these dividends is presented in this Financial Statement under Other Current Liabilities.

s) Impairment

Non-financial Assets

The carrying amounts of property, plant and equipment are subject to impairment tests whenever some event or change in business circumstances indicates that the book value of assets may not be recoverable, whereas goodwill is tested annually. The recoverable amount of an asset is estimated as the higher of net selling price and value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however, not to an extent higher than the carrying amount that would have been determined and recognized in prior years. For goodwill, however, a recognized impairment loss is not reversed.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

“Cash-generating units” consider the smallest identifiable groups of assets whose use generates continuous funds largely independent of those produced by the use of other assets or groups of assets.

Goodwill is allocated to cash generating units for the purpose of impairment testing. The distribution is made between cash-generating units or groups of cash generating units expected to benefit from the business combination that resulted in the goodwill.

Financial Assets

At the end of each period, an evaluation is performed in order to measure the existence of any objective evidence that assets or a group of financial assets have been adversely affected. Impairment effects will be recognized in the Classified Financial Statement only if there is objective evidence that one or more events will occurr after initial recognition of financial asset impairment and if these events will affect associated future cash flows.

The douftul provision of trade receivables is established when there is evidence that Arauco will not receive payments under the original terms of sale. Provisions are made when the client is a party to a bankruptcy court agreement or cessation of payments, or when Arauco has exhausted all levels of recovery of debt in a reasonable time. In the case of sales of our Chilean’ distribution subsidiary (Arauco Distribución S.A.), provisions are estimated using a percentage of accounts receivable to be determined case by case depending on the internal classification of customer risk and age of the debt (days overdue).

t) Employee Benefit costs

The Company has severance payment obligations. These are paid to some workers according to conditions established within collective or individual contracts.

Actuarial gains and losses are recognized in income in the year they are incurred.

These obligations are related to post-employee benefits in accordance with current standards.

u) Employee vacations

Arauco recognizes the expense for employee vacation on an accrual basis and recorded at nominal value.

This concept is presented in the Classified Financial Statement in the line Trade payables and Other payables, current.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

v) Joint Venture Equity

Joint venture equity is recognized using the equity method.

w) Recent accounting pronouncements

At the date of issuance of these consolidated financial statements, the following accounting pronouncements were issued by the IASB, but they were not mandatory:

Rules and amendments	Content	Mandatory application date
IFRS 1: Revised	First time adoption of International Reporting Standards	July 1, 2009

IFRS 3: Revised (*)	Business Combinations	July 1, 2009

IAS 27: Revised (*)	Consolidated and Separate Financial Statements	July 1, 2009

IFRS 9	Financial instruments	January 1, 2013

Improvements to IFRS		January 1, 2010

Amendment to IAS 39	Recognition and measurement. Eligible hedged items	July 1, 2009

Amendment to IFRS 2	Share based payments	January 1, 2010

Amendment to IFRS 1		January 1, 2010

Amendment to IAS 24	Related parties disclosures	January 1, 2011

Amendment to IFRIC 14	Pre-payments of a Minimum funding requirement	January 1, 2011

Amendment to IAS 32	Classification of rights issues	February 1, 2010

IFRIC Interpretation 17	Distributions of non-cash assets to owners	July 1, 2009

IFRIC Interpretation 18	Transfers of assets from customers	July 1, 2009

IFRIC Interpretation 19	Extinguishing financial liabilities with equity instruments	July 1, 2010

(*)	Arauco adopted in advance these rules, not having a significant impact on this application.

Arauco believes that the adoption of standards, amendments and interpretations described above will have no significant impact in the financial statements of the Company in the period of initial application.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Disclosure of Information on Capital Issued

Subscribed and paid-in Capital amounts to ThU.S. $353,176.

100% of capital corresponds to ordinary shares

	12/31/2009	12/31/2008
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,152,446
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$ 0.0031211 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,176

Rights, Privileges and Restrictions by Type of Capital in Ordinary Shares

Liabilities presented under Loans that accrue interest have certain financial restrictions the Parent Company must comply with; otherwise, debt under these contracts can become payable.

Financial restrictions are the following:

i)	Debt ratio must not exceed 1.2

ii)	Net minimum equity must not be less than US$ 2,500 million

iii)	Interest hedging index cannot be less than 2.0

At closing date Arauco had complied with the totality of these restrictions.

	12/31/2009	12/31/2008
Number of Shares Issued and Completely Paid by Type of Capital in Ordinary Shares	113,152,446

Disclosure of information on Dividends paid to Ordinary Shares

Dividends paid during 2009 and the corresponding amount per share:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid, Ordinary Shares	Interim Dividend
Type of Shares for which there is a Dividend Paid, Ordinary Shares	Unlisted Ordinary Shares
Date of Dividend Paid, Ordinary Shares	12-16-2009
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$ 25,957
Number of Shares of which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.22940

Detail of Dividend Paid, Ordinary Shares
Dividend Paid, Ordinary Shares	Final Dividend
Type of Shares for which there is a Dividend Paid, Ordinary Shares	Unlisted Ordinary Shares
Date of Dividend Paid, Ordinary Shares	05-07-09
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$ 88,449
Number of Shares of which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.78168

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Dividends paid during financial year 2008 and the corresponding amount per share:

Detail of Dividend Paid, Ordinary Shares
Description of Dividend Paid, Ordinary Shares	Final Dividend
Description of Type of Shares for which there is a Dividend Paid, Ordinary Shares	Unlisted Ordinary Shares
Date of Dividend Paid, Ordinary Shares	05-07-08
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$ 214,885
Amount of Tax on Dividends, Ordinary Shares	—
Amount of Dividend, Net of Tax, Ordinary Shares	ThU.S. $ 214,885
Number of Shares of which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 1.89907

Details of Dividend Paid, Ordinary Shares	Final Dividend – Interim Dividend
Description of Dividend Paid, Ordinary Shares	Interim Dividend
Description of Type of Shares for which there is a Dividend Paid, Ordinary Shares	Ordinary Shares unlisted
Date of Dividend Paid, Ordinary Shares	12-10-08
Amount of Dividend, Ordinary Shares, Gross	ThU.S. $ 100,932
Number of Shares in which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.89199

Disclosure of Information on Reserves

Other Reserves consist of Conversion Reserves, Hedge Reserves and Other Reserves. Arauco does not have restrictions associated with these reserves.

Conversion Reserves

This corresponds to a difference in foreign currency translation as compared to the Group’s subsidiaries, which do not use the U.S. Dollar as functional currency.

Hedge Reserves

This corresponds to the portion of profit or swap net loss coverage existing in Arauco at December 31, 2009.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Disclosure of other Information

Below are balances of Other Operating Income, Financing Costs and Profit (loss) from the de-recognition of non current assets as of December 31, 2009 and 2008, respectively.

	January - December
	2009	2008
	ThU.S.$	ThU.S.$
Types of Other Operating Income
Other Operating Income, Total	202,586	123,678
Interest income	19,313	19,408
Gain from changes in fair value of biological assets	155,532	65,201
Income from sales of carbon credits	5,836	6,342
Revenue from export promotion	4,568	5,592
Leases collected	4,870	2,287
Payments from Insurance companies	23	8,648
Other operating results	12,444	16,200

Types of Financing Costs
Financing Costs, Total	(193,872)	(175,241)
Interest Expenses	(162,312)	(143,067)
Interest on bank loan	(162,312)	(143,067)
Other financing costs	(31,560)	(32,174)

Types of Profit (Loss) from derecognition of Non current Asset Accounts and Not Held for Sale
Total	(9,362)	(9,086)
Property, plant and equipment	(6,056)	(6,516)
Biological asset	(3,306)	(2,570)

Types of Equity Profit (Loss) from Investments accounted for by the Equity Method
Total	6,621	5,839
Investments in associates	4,084	4,241
Joint ventures	2,537	1,598

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS 1)

Arauco’s financial statements for the year ending December 31, 2009 are the first annual financial statements that comply with IFRS. The Company has applied IFRS 1 in preparing these consolidated financial statements.

Arauco’s transition date is January 1, 2008. The Company prepared its opening IFRS balance sheet at that date. Arauco’s adoption date is January 1, 2009.

To prepare the aforementioned consolidated financial statements in accordance with IFRS 1, all mandatory exemptions and some of the optional exemptions from retrospective application of the IFRS have been applied.

Retrospective exemptions selected by Arauco

(a) Business combination

Arauco has applied the IFRS 1 exemption for business combinations, which allows business combinations prior to the transition date not to be restated. Therefore, business combinations that took place before the transition date of January 1, 2008 have not been restated.

(b) Fair Value or revaluation as deemed cost

At the IFRS transition date, the Company chose fair value with regards to property, plant and equipment of its pulp plants for both Arauco and Constitución in Chile, Misiones in Argentina and its panel plants and sawmills in Brazil, and used fair value as attributed cost, pursuant to IFRS 1. The fair value of Property, plant and equipment was measured by independent external appraisal experts who determined new initial historical values, useful life and residual values.

(i)	Fair Value of Property, Plant and Equipment as Deemed Cost

The total amount of appraised assets corresponding to Property, plant and equipment of pulp plants belonging to both Arauco and Constitución in Chile, Misiones in Argentina and its panel production plants and sawmills in Brazil at the transition date was ThU.S.$1,526,822.

(ii)	Book value adjustments in Property, Plant and Equipment according to previous GAAP.

Appraisal adjustments amounted to ThU.S.$ 800,249

(c) Designation of financial assets and financial liabilities exemption

The Company reclassified various securities as financial assets at fair value through profit and loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

(d) Employee benefits

The Company has elected to recognize all cumulative actuarial gains and losses as of January 1, 2008.

(e) Cumulative Translation Differences

Arauco has elected to set the previously accumulated cumulative translation differences to zero at January 1, 2008. This exemption has been applied to all subsidiaries in accordance with IFRS 1.

Financial Statements Transition date to IFRS

The transition date to IFRS is January 1, 2008.

Comparative Information for First Time IFRS Adoption

Arauco has considered the year 2008 for comparative purposes in IFRS adoption.

Explanation of IFRS Transition

The Reconciliation Summary below quantifies the impact of IFRS transition on Arauco.

Previous GAAP Equity Reconciliation and IFRS Equity at transition date

1. - Reconciliation Summary of consolidated net equity

	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$	Note
Total net equity according to Chilean Accounting Principles	5,690,914	5,480,420
Property, plant and equipment	862,942	800,249	a)
Consolidation of Special Purpose Entities	62,368	78,960	b)
Biological Assets	(141,203)	44,776	c)
Functional Currency	(126,785)	37,606	d)
Negative Goodwill	93,345	99,338	e)
Minimum Dividend	(88,492)	(214,936)	f)
Financial instruments	23,686	22,521	g)
Deferred taxes	(389,215)	(416,792)	h)
Cumulative effect of other minor concepts	19,676	31,237

Total net equity according to IFRS	6,007,236	5,963,379

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

2. - Reconciliation Summary of consolidated net result

	12/31/2008 ThU.S.$	Note
Total net effect according to Chilean Accounting Principles	479,801
Changes in depreciation in property, plant and equipment	59,030	a)
Adjustment for agricultural products at fair value	(165,935)	c)
Adjustment for biological assets at fair value	65,201	c)
Affiliate earnings conversion to functional currency for currencies different to the dollar	(39,674)	d)
Adjustment for deferred taxes as a result of IFRS	19,040	h)
Other non significant adjustments	(12,418)

Total net effect according to IFRS	405,045

Adjustment for conversion	(148,469)	i)
Associated adjustment	(3,015)	i)

Total integral results according to IFRS	253,561

Description of adjustments

(a) Property, plant and equipment adjustment

The Company has applied the fair value as deemed cost exemption to pulp plants, land, buildings, and equipment owned in both Arauco and Constitución in Chile, Misiones in Argentina, and the panel plant and sawmill in Brazil. This adjustment increased equity. As a result of this change in value, and the modification of their useful life and residual values, depreciation for the period was also impacted. Further, given the fact that depreciation is included within the cost of inventories, the cost of these was also modified.

The fair value of the assets, where the fair value as deemed cost method was applied, amounted to ThU.S.$ 1,526,822 at January 1, 2008.

(b) Consolidation of special purpose entities

Under IFRS, as determined by IAS 27 Consolidated and separate financial statements and SIC 12 Consolidation – special purpose entities, Arauco consolidated the assets and liabilities of Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. because it was determined that control exists even when there is no a percentage of participation in the property of such entities, unlike the requirements of Chilean GAAP. The consolidation of this entity had an impact on equity. The assets and liabilities assumed include the following:

	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Property, plant and equipment	56,758	56,838
Biological assets	171,284	229,714
Other assets	22,004	7,658
Financial liabilities	(187,678)	(215,250)

Total	62,368	78,960

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

(c) Biological assets adjustment

Management decided that future cash flows shall be the criteria to be used to determine the fair value of biological assets under IFRS. This differs from criteria used under Chilean GAAP where biological assets were valued using standard commercial margins for forests with harvesting volume and plantation costs for biological assets with no harvesting volume.

Under IFRS, biological growth is recognized within the income statement, impacting earnings at each ending period. Further, given the change in the value of biological assets, the cost of inventories has also been impacted.

(d) Functional currency adjustment

This adjustment is comprised of the following:

Impact within equity	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Historical dollar conversion (i)	41,331	41,331
Functional currency of subsidiaries in Brazil (ii)	(168,116)	(3,725)

Total	(126,785)	37,606

(i)	The Company determined that the functional currency for the majority of the Group’s companies is the US dollar, and proceeded to convert all its non-monetary assets and liabilities, particularly those related to Property, plant and equipment, to US dollars, using historical exchange rates at the time of the construction or acquisition of the assets.
(ii)	The Brazilian Real was determined to be the functional currency for subsidiaries in Brazil. Under Chilean GAAP these companies used the US dollar as their functional currency. For this reason, the subsidiaries in Brazil adjusted their assets, liabilities, equity and results from historical US dollars to historical Reales. This change in functional currency has an impact on the accumulated translation differences account within equity and in the determination and conversion of the results of the period.

(e) Negative goodwill adjustment

Under Chilean GAAP, negative goodwill was recorded within the balance sheet and amortized to profit and loss. As described by IFRS 3, the higher balances of investment securities (negative goodwill) at the transition date were adjusted against the accumulated results.

(f) Minimum dividend adjustment

Article No. 79 of the Private Limited Companies of Chile Act provides that, unless otherwise unanimously agreed or adopted by the shareholders, shares-stock as a dividend must distribute annually in cash to shareholders, in proportion to their shares or in the proportion established by the statutes if any preferred shares, at least 30% of net profits for the current year, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco has resolved to maintain the dividend at 40% of net distributable profit.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

(g) Financial instruments adjustment

Impact within equity	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Derivative valuation adjustment (swap) (i)	12,594	9,750
Present value of liabilities (ii)	9,011	10,099
Bonds obligation at effective rate (iii)	2,081	2,672

Total	23,686	22,521

(i)	This derivative is recorded as a hedging instrument under Chilean GAAP. However, under IFRS hedge accounting has not been applied and, therefore this derivative has been recorded within earnings.

Assets and liabilities at fair value through profit or loss at January 01, 2008 correspond to derivative contracts and mutual funds. The fair value amount of these instruments is detailed in the initial table of Note 23. Chilean GAAP consideres the derivative instruments as hedging instruments of existing items and expected transactions. Derivatives of existing items were recognized in results when they involve a loss and in liability if it was an unrealized profit. Expected derivative transactions were directly recorded in results (realized and unrealized). Investments in mutual funds are valued at the respective value of shares at the closing date of each year, which generates no differences to fair value under IFRS.

(ii)	Funding acquired with the government of Parana from the subsidiary Placas do Paraná S.A., which payment is deferred in the long term.
(iii)	Under Chilean GAAP, interest is accrued using the nominal interest rate. Under IAS 39 Financial instruments: recognition and measurement, financial liabilities not at fair value through profit and loss must be valued using the effective interest method.

(h) Deferred tax adjustment

Impact within equity	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Deferred taxes from IFRS adjustments (i)	(323,398)	(350,413)
Elimination of complementary accounts (ii)	(3,009)	(3,571)
Unrecognized deferred taxes for biological assets (iii)	(62,808)	(62,808)

Total	(389,215)	(416,792)

(i)	Corresponds to deferred taxes arising from assets and liabilities adjustments to IFRS, which constitute a temporary difference between financial basis and taxable basis. The main components are the following:

Deferred taxes	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Deferred tax adjustment to functional currency of Chilean companies	(7,026)	(7,026)
Deferred taxes for adjustment to property, plant and equipment valuation	(309,113)	(305,298)
Deferred taxes for biological assets valuation	(8,757)	(33,444)
Deferred taxes for derivative instrument (Swap) adjustment at fair value	(1,161)	(1,658)
Deferred taxes for other IFRS adjustments	2,659	(2,987)

Total	(323,398)	(350,413)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

(ii)	Under Chilean GAAP, all temporary differences arising prior to the year 1999 were recorded against “complementary accounts”. These accounts would then reverse when the related temporary difference would reverse. Under IFRS, these “complementary accounts” are not allowed and, therefore must be adjusted against retained earnings.
(iii)	Certain deferred taxes related to biological assets were exempt from being recognized under Chilean GAAP. Under IFRS, these temporary differences must be recognized.

i)	In accordance with IFRS, Comprehensive Results include components of Other Comprehensive Results composed by Translation Adjustments caused by subsidiaries and affiliates controlled in a functional currency different to the U.S. dollar and due to adjustments in associates caused by variations in associates equity. Under GAAP these results were only reported as equity variations and were not part of the Income Statement.

Reconciliation of Statement of Cash Flow, effect of the transition to IFRS for the last period of the Company’s most recent annual financial statements and its cash and cash equivalents under IFRS for the same period.

As at 12/31/2008 (ThU.S. $)
Total Net Cash Flow Statement according to Chilean accounting principles	167,089
Net Cash Flow of (Used in):
Operating Activities	(19,266)
Investing Activities	70,054
Financing Activities	(51,211)
Net Increase (Decrease) in Cash and Cash Equivalents	(423)
Cash and Cash Equivalent Opening Balance	642

Cash and Cash Equivalents, Reported in the Cash Flow Statement, Closing Balance	167,308

The total items that make up the Reconciliation of Cash Flow Statements presented in the above table correspond to Special Purpose Entity Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A., were incorporated. All Forestry sales performed by Forestal Río Grande S.A. to the Group’s forest companies were eliminated in Arauco’s consolidation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 3. INVENTORIES (IAS 2)

Inventories are stated at the lower of cost or net realizable value. The cost is determined using the average cost method.

Cost of finished goods and work-in-progress include design costs, raw material, direct labor, other direct costs and general manufacturing expenses (based on normal operating capacity). Interest costs are not included.

The initial costs of wood are determined at fair value less cost of sale at point of harvest.

The net realizable value is the estimated selling price in the ordinary course of business, less applicable variable sales costs.

When market conditions cause the manufacturing cost of a product to exceed its net realizable value, a provision for the differential value is registered. This provision also considers amounts related to obsolescence derived from low turnover and technical obsolescence.

Components of Inventory	12/31/2009 ThU.S.$	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Raw Materials	85,706	113,614	120,139
Production Supplies	55,764	46,206	50,394
Work in progress	26,154	38,610	22,628
Finished goods	335,234	395,405	260,839
Other Inventories	117,200	97,371	75,478
Total Inventories	620,058	691,206	529,478

As of December 31, 2009, a cost of sales of inventories of ThU.S.$ 2,064,372 was recognized (ThU.S.$2,221,070 at December 31, 2008).

As of December 31, 2009, a net increased provision for obsolescence and adjustment to net realizable value of ThU.S.$ 543 was recognized (net decrease of ThU.S.$ 84 at December 31, 2008).

The obsolescence provision amounted to ThU.S.$7,524 at December 31, 2009 (ThU.S.$6,981 at December 31, 2008).

At current Financial Statements date, there are no inventories delivered under a guarantee to report.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 4. CASH FLOW STATEMENT (IAS 7)

Cash and cash equivalents includes both cash flow and bank account balances, fixed term deposits, repurchase agreements and mutual funds. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value.

The objective of the fixed term deposits is to maximize short-term cash flow surpluses. This instrument is authorized by Arauco’s Placement Policy, which establishes a mandate that allows investments in fixed income securities. In general, these instruments have a maturity period of less than ninety days.

Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as U.S. Dollars or Euros. This instrument is accepted by the Company’s placement policy.

At the date of these financial statements, there are no significant amounts of cash or cash equivalents that are freely available.

Components of Cash and Cash Equivalents	12/31/2009 ThU.S.$	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Cash on hand	244	147	94
Banks	28,756	18,515	37,413
Short term deposit	281,873	72,198	36,260
Mutual funds	223,326	59,276	194,105
Other cash and cash equivalents	0	17,172	0
Total	534,199	167,308	267,872

Reconciliation of Cash and Cash Equivalents
Bank overdraft used for cash management	0	0	0
Other reconciliations items, cash and cash equivalents	0	0	0
Reconciliation of Cash and Cash Equivalent items, Total	0	0	0
Cash and cash equivalents	534,199	167,308	267,872
Cash and cash equivalents, reported in the Cash Flow Statement	534,199	167,308	267,872

The following tables detail the value of the cost of the investment in Savitar (Forestal Talavera S.A.) dated June 30, 2009 and Arauco do Brasil S.A. (ex-Tafisa Brazil) dated August 26, 2009 (see Note 14), and the net value of assets and liabilities of each acquired entity, discounting both the amount of cash and cash equivalents acquired with the order to distinguish those cash flows from those that arise from other operating, investing or financing activities.

Purchase of Investments	ThU.S.$
Acquisition: Tafisa Brasil S.A. (current Arauco do Brasil S.A.)
Tradeoffs sum cash paid for acquisitions and cash equivalents	166,977
Sum of Cash and cash equivalents in acquired entities	(2,891)
Tradeoff for Acquisitions paid to acquire entities, net Total	164,086

ThU.S.$
Sum of Assets and Liabilities of different Cash or Cash equivalents in acquired entities	107,429

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Purchase of Investments	ThU.S.$
Acquisition: Savitar (Forestal Talavera S.A.)
Tradeoffs sum cash paid for acquisitions and cash equivalents	10,131
Sum of Cash and cash equivalents in acquired entities	(106)
Tradeoff for Acquisitions paid to acquire entities, net Total	10,025

ThU.S.$
Sum of Assets and Liabilities of different Cash or Cash equivalents in acquired entities	12,367

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES (IAS 8)

Changes in Accounting Policies

Accounting policies adopted in the preparation of these consolidated financial statements are applied as required by IFRS 1. These policies have been designed in accordance with IFRS in effect as of December 31, 2009 and applied uniformly to all items presented in these consolidated financial statements.

Changes in the Treatment of Accounting Policy

The consolidated financial statements of Arauco at March 31, 2009 are the Group’s first financial statements prepared under International Financial Reporting Standards (IFRS). The Group’s previous financial statements were prepared according to Generally Accepted Accounting Principles in Chile.

Standards adopted by the Group in Advance

IAS 27 (Revised), Consolidated and individual financial statements - Modifications arising from changes in IAS 3, adopted in the year 2009.

IAS 3 (Revised), Business combinations, adopted in the year 2009.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. TAXES (IAS 12)

Deferred income taxes are calculated based on the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the annual consolidated financial statements. However, deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction does not affect accounting or taxable profit or loss. Deferred income tax is determined using tax rates (and laws) enacted or to be enacted at the balance sheet date and expected to come into effect when the corresponding deferred income tax asset is realized or the liability deferred income tax is settled.

The applicable tax rate to the major companies in which Arauco has participation is 17% in Chile, 35% in Argentina and 34% in Brazil.

Deferred Taxes Assets

Deferred income tax assets are recognized to the extent that it is probable that future tax benefits will be available to compensate for timing differences. Arauco estimates that the projections of future earnings in the subsidiaries, that have generated the above mentioned tax losses allow the recovery of these assets.

The following table details deferred tax assets:

Deferred Tax Assets	12/31/2009 ThU.S. $	12/31/2008 ThU.S. $	01/01/2008 ThU.S. $
Deferred Tax Assets relative to Provisions	3,759	2,602	2,029
Deferred Tax Assets relative to accrued liabilities	6,340	5,226	2,015
Deferred Tax Assets relative to Post-Employment obligations	4,677	3,498	3,750
Deferred Tax Assets relative to Restatement of Property, Plant and equipment	3,065	2,820	1,966
Deferred Tax Assets relative to Financial Instruments Restatements	1,913	2,670	1,192
Deferred Tax Assets relative to tax losses	53,292	36,613	33,272
Valuation of biological asset	11,424	16,344	20,911
Valuation of inventory	1,939	1,850	2,084
Income provision	2,571	4,365	3,977
Trade debtors and receivables	4,878	6,562	3,248
Intangible revaluation differences	10,584	0	0
Deferred Tax Assets relative to Others	5,318	4,671	6,851

Deferred Tax Assets Total	109,760	87,221	81,295

At the present financial statement date some of Arauco’s subsidiaries show tax losses of ThU.S.$241,596 as compared to ThU.S.$165,585 as of December 31, 2008 which are mainly due to operational and financial losses.

Deferred Tax Liability

Deferred tax liability corresponds to income tax amounts payable in future periods related to taxable temporary differences.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Currently Arauco has not recognized deferred taxes associated with temporary differences arising from investments in subsidiaries, because the Company controls the date on which the temporary differences will be reversed and / or it is not likely that those differences will change in the foreseeable future.

The following table details deferred tax liabilities:

Deferred Tax Liabilities	12/31/2009 ThU.S. $	12/31/2008 ThU.S. $	01/01/2008 ThU.S. $
Deferred Tax Liabilities relative to Restated Property, Plant and equipment	682,540	571,804	563,077
Deferred Tax Liabilities relative to Financial Instrument restatement	7,704	6,226	2,105
Valuation of biological asset	508,285	464,775	494,587
Valuation of inventory	10,001	15,188	13,836
Valuation of prepaid expenses	27,006	25,244	10,518
Deferred Tax Liabilities relative to Others	20,554	9,156	9,474

Deferred Tax Liabilities Total	1,256,090	1,092,393	1,093,597

From the deferred tax assets and deferred tax liabilities listed in the above tables, approximately ThU.S.$20,028 and ThU.S.$83,729 respectively, will be used during the financial year 2010.

Temporary Differences

The following tables summarize current asset and liability timing differences at December 31, 2009, and December 31, 2008:

	12/31/2009		12/31/2008		01/01/2008
Detail of Types of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	56,468	0	50,608	0	48,023	0
Tax Loss	53,292	0	36,613	0	33,272	0
Deferred Tax Liabilities	0	1,256,090	0	1,092,393	0	1,093,597
Total	109,760	1,256,090	87,221	1,092,393	81,295	1,093,597

Detail of Temporary Difference Profit and Loss Amounts	2009 ThU.S.$	2008 ThU.S.$
Deferred Tax Assets	2,037	3,793
Tax Loss	9,400	14,081
Deferred Tax Liabilities	(41,438)	(34,042)

Total	(30,001)	(16,168)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Income Tax Expenditure (Income)

Income Tax Expenditure consists of the following:

Expense due to Current Income Taxes on Earnings	2009 ThU.S.$	2008 ThU.S.$
Current income tax expense	(32,147)	(96,747)
Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	6,526	12,586
Previous period current tax adjustments	2,597	3,113
Other current tax expenses	(512)	(828)

Current Tax Expenses, Net, Total	(23,536)	(81,876)

Deferred expense (income) from taxes relative to the creation and reversion of temporary differences	(39,401)	(30,235)
Tax benefit arising from unrecognized tax assets previously used to reduce expenses due to deferred taxes	9,400	14,081
Other deferred tax expenses	0	(14)
Deferred Tax Expenses, Net, Total	(30,001)	(16,168)

Income (expense) due to Income Tax Total	(53,537)	(98,044)

The following table details the income tax for foreign and national companies as at December 31:

	2009 ThU.S.$	2008 ThU.S.$
Foreign current tax	(20,350)	(41,562)
National current tax	(3,186)	(40,314)
Current tax, Total	(23,536)	(81,876)
Foreign deferred tax	1,033	8,508
National deferred tax	(31,034)	(24,676)
Deferred tax, Total	(30,001)	(16,168)

Income (expense) due to Income Tax, Total	(53,537)	(98,044)

Income Tax Expenditure Reconciliation using the Effective Rate method

Income tax expenditure reconciliation is as follows:

Reconciliation of Tax Expenses using the Legal Rate with Tax Expenses using the Effective Rate	2009 ThU.S.$	2008 ThU.S.$
Tax Expense Using Legal Rate	(60,891)	(85,525)
Tax effect of rates in other jurisdictions	(16,669)	(16,926)
Tax effect of non taxable ordinary income	27,596	25,688
Tax effect of non tax deductible expenses	(14,846)	(38,169)
Tax Effect of Excess Tax for Previous Periods	2,597	3,113
Other Increases (Decreases) Legal Taxes	8,676	13,775

Adjustment to Tax Expense using the Legal Rate, Total	7,354	(12,519)

Tax Expenses Using the Effective Rate	(53,537)	(98,044)

The deferred tax related to financial hedging instruments, corresponds to ThU.S.$ 987 at December 31, 2009, which presents net in Hedge reserves in Changes in Net Equity. As of December 31, 2008, there were no financial hedging instruments, therefore, no deferred tax concept.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT (IAS 16)

Property, plant and equipment are stated at historical cost less depreciation and accumulated impairment losses. Historical cost includes all expenditures directly attributable to goods acquisition.

Subsequent costs are included in the initial asset value or are recognized as a separate asset only when it is probable that future economic benefits associated with the elements of property, plant and equipment will flow to the Company and the cost of the item can be measured reliably.

Depreciation is primarily determined using the linear method, considering any adjustment for impairment.

The determination of useful life in Property, plant and equipment, is calculated based on the defined useful life in terms of the years the asset is expected to be used.

The residual value and useful life of assets are reviewed and adjusted, if applicable, annually.

The depreciation charged to income at December 31, 2009 and December 31, 2008 is as follows:

Depreciation for the year	12/31/2009 ThU.S.$	12/31/2008 ThU.S.$
Cost of sale	190,945	177,054
Administration expenses	13,119	9,842
Other operating expenses	3,347	2,360
Total	207,411	189,256

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Property, Plant and Equipment

	12/31/2009 ThU.S.$	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Properties, Plant and Equipment, Net
Construction in progress	433,269	348,417	171,441
Land	743,950	689,900	716,863
Buildings	1,355,202	1,307,391	1,340,117
Plant and equipment	2,331,038	2,172,162	2,279,473
Information technology equipment	18,178	18,621	15,699
Fixed facilities and accessories	5,208	4,755	5,681
Motorized vehicles	9,791	9,569	11,405
Others	73,117	65,156	68,962

Total Net	4,969,753	4,615,971	4,609,641

Properties, plant and equipment, Gross
Construction in progress	433,269	348,417	171,441
Land	743,950	689,900	716,863
Buildings	2,372,036	2,254,927	2,230,408
Plant and equipment	4,062,726	3,614,148	3,598,539
Information technology equipment	42,992	41,694	39,287
Fixed facilities and accessories	18,676	17,521	17,735
Motorized vehicles	31,066	20,539	20,937
Others	108,306	89,724	91,511

Total Gross	7,813,021	7,076,870	6,886,721

Accumulated depreciation and impairment
Buildings	(1,016,834)	(947,536)	(890,291)
Plant and equipment	(1,731,688)	(1,441,986)	(1,319,066)
Information technology equipment	(24,814)	(23,073)	(23,588)
Fixed facilities and accessories	(13,468)	(12,766)	(12,054)
Motorized vehicles	(21,275)	(10,970)	(9,532)
Others	(35,189)	(24,568)	(22,549)

Total	(2,843,268)	(2,460,899)	(2,277,080)

Description of Property, Plant and Equipment Pledged as Guarantee

Regarding Forestal Río Grande S.A, an affiliate of Fondo de Inversión Bío Bío, a Special Purpose Entity, we note that in October 2006, first and second degree mortgages were executed in favor of JPMorgan Chase Bank N.A. and Arauco, respectively, with prohibition to sell and impede any property currently belonging to the aforementioned Special Purpose Entity, in order to ensure fulfillment of payments to Fondo de Inversión Bío Bío.

In September 2007, Forestal Río Grande S.A acquired real estate in Yungay, located in Chile’s Region VIII, for which the company executed a first mortgage with prohibition to sell and encumber in favor of, among others, JPMorgan. Similarly, a second mortgage with prohibition to sell and encumber was executed in favor of Arauco.

	12/31/2009 ThU.S$	12/31/2008 ThU.S$	01/01/2008 ThU.S$
Collateral amount of property, plant and equipment	56,799	56,758	56,411

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Commitments of projects disbursements or to acquire property, plant and equipment

	12/31/2009 ThU.S$	12/31/2008 ThU.S$	01/01/2008 ThU.S$
Commitments amount for the acquisition of property, plant and equipment	187,441	212,155	160,600

	12/31/2009 ThU.S$	12/31/2008 ThU.S$
Disbursements amount on property, plant and equipment account under construction	196,271	212,155

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Movement on Property, Plant and Equipment

The following tables detail the movement of Property, Plant and Equipment at December 31, 2009 and December 31, 2008:

Movement of Fixed Assets	Construction in Progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and Accessories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	Total ThU.S.$
Opening balance 01/01/2009	348,417	689,900	1,307,391	2,172,162	18,621	4,755	9,569	65,156	4,615,971
Changes
Additions	196,271	36,550	8,023	19,792	73	16	1,607	5,161	267,493
Acquisitions through business combination	4,951	5,548	44,364	192,216	0	0	458	5,870	253,407
Disappropriations	(212)	(181)	(110)	(1,003)	(177)	(114)	(425)	(942)	(3,164)
Discontinuation of consolidation by the formation of joint venture registered under the equity method (note 15-16)	0	(32,014)	0	(27)	0	0	0	0	(32,041)
Withdrawals	(1,520)	(1,265)	(82)	(2,805)	(3)	(55)	(23)	(1,233)	(6,986)
Depreciation costs	0	0	(57,570)	(153,400)	(1,859)	(273)	(2,050)	(5,941)	(221,093)
Impairment loss recognized in the Income Statement	0	0	(1,416)	(1,694)	0	0	0	0	(3,110)
Exchange rate increase (decrease) of foreign currency	1,528	42,315	11,684	38,296	1	0	454	4,998	99,276
Other increase/decrease	(116,166)	3,097	42,918	67,501	1,522	879	201	48	0
Total Changes	84,852	54,050	47,811	158,876	(443)	453	222	7,961	353,782
Closing balance 12/31/2009	433,269	743,950	1,355,202	2,331,038	18,178	5,208	9,791	73,117	4,969,753

Movement of Fixed Assets	Construction in Progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and Accessories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	Total ThU.S.$
Opening balance 01/01/2008	171,441	716,863	1,340,117	2,279,473	15,699	5,681	9,411	70,956	4,609,641
Changes
Additions	212,155	11,174	23,333	27,542	4,386	228	988	5,675	285,481
Disappropriations	0	(476)	(37)	(3,053)	(24)	(2)	133	(3,052)	(6,511)
Withdrawals	(52)	0	0	(1,476)	0	0	0	0	(1,528)
Depreciation costs	0	0	(60,043)	(131,907)	(1,691)	(1,259)	(872)	(4,274)	(200,046)
Exchange rate increase (decrease) of foreign currency	(4,076)	(37,661)	(7,045)	(18,029)	(12)	(4)	(90)	(4,149)	(71,066)
Other increase/decrease	(31,051)	0	11,066	19,612	263	111	(1)	0	0
Total Changes	176,976	(26,963)	(32,726)	(107,311)	2,922	(926)	158	(5,800)	6,330
Closing balance 12/31/2008	348,417	689,900	1,307,391	2,172,162	18,621	4,755	9,569	65,156	4,615,971

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

The useful lives of property, plant and equipment according to expected use of the assets are as follows:

		Minimum	Maximum	Average
Buildings	Useful Life in Years	17	85	39
Plant and equipment	Useful Life in Years	8	61	29
Information technology equipment	Useful Life in Years	4	18	5
Fixed facilities and accessories	Useful Life in Years	10	22	10
Motorized vehicles	Useful Life in Years	7	18	9
Others properties, plants and equipment	Useful Life in Years	5	12	11

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES (IAS 17)

Fixed asset leases are those in which Arauco holds a significant portion of the risks and rewards of ownership and are classified as financial leases. Financial leases are capitalized at commencement of the lease term at the lower of the fair value of the leased property and the present value of the minimum lease payment.

Leases in which the lessor holds a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

When assets are leased under a finance lease, the current value of lease payments is treated as a receivable. The difference between the gross payment to be charged and the current value of said payment is shown as capital return.

Disclosure of Finance Leases Classified by Type of Asset, Leases

	12/31/2009 ThU.S.$	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Property, Plant & Equipment Financial Leasing	608	12,208	12,303
Net Leased Buildings (Finance Lease)	0	12,208	12,303
Plant and Equipment under Financial Leasing, Net	608	0	0

Reconciliation of Finance Lease Minimum Payments, Lessee

	12/31/2009
Finance Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	381	20	361
Due within one and five years	253	6	247
Due beyond five years	0	0	0
Total	634	26	608

	12/31/2008
Minimum lease payments, lease payment obligations	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	1,409	15	1,394
Due within one and five years	0	0	0
Due beyond five years	0	0	0
Total	1,409	15	1,394

	01/01/2008
Finance Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	2,110	65	2,045
Due within one and five years	1,570	18	1,552
Due beyond five years	0	0	0
Total	3,680	83	3,597

Leasing obligations are presented in this Classified Financial Statement under Current and Non-current Loans that accrue interest according to the maturities stated above.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Finance Lease Minimum Payments, Lessor

	12/31/2009
Minimum Finance Lease Payments Receivable, Finance Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	4,860	545	4,315
Due within one and five years	7,940	490	7,450
Due beyond five years	0	0	0
Total	12,800	1,035	11,765

	12/31/2008
Minimum Finance Lease Payments Receivable, Finance Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	3,429	266	3,163
Due within one and five years	5,021	244	4,777
Due beyond five years	0	0	0
Total	8,450	510	7,940

	01/01/2008
Minimum Finance Lease Payments Receivable, Finance Lease	Gross Th U.S.$	Interest Th U.S.$	Present Value Th U.S.$
Due within one year	4,435	423	4,012
Due within one and five years	1,775	34	1,741
Due beyond five years	0	0	0
Total	6,210	457	5,753

Accounts receivable in leasing are presented in the Classified Financial Statement under Trade Receivables and Other current and non-current Accounts Receivables depending on the maturities stated above.

Significant Finance Lease Agreements

Arauco holds finance leases as a lessor and lessee detailed within the previous tables, and therefore, there are no contingent payments or restrictions to note.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 9. ORDINARY REVENUE RECOGNITION (IAS 18)

Revenues are recognized after Arauco has transferred to the buyer the risks and rewards of ownership and Arauco has no right to dispose of assets, or has effective control of these products, which means that revenues are recorded upon the delivery of goods to the customers according to the terms of the benefit.

Revenues from sales to related companies between segments, which are made at market prices, are eliminated in the consolidated financial statements.

(a) Policy on Revenue recognition due to the Sale of Goods

Revenue from the sale of goods are recognized when an Arauco entity has transferred to the buyer the significant risks and rewards of ownership, when the amount of revenue can be reliably measured, when Arauco cannot influence in management of the sold goods and when it is probable that the economic benefits associated with the transaction will flow to the entity.

Sales are recognized in terms of the arranged price stated within the sales contract, net of volume discounts and estimated refunds at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that sales are carried out with a low average time period, which is in line with market practices.

(b) Policy on Revenue recognition due to Rendering of Services

Arauco has leases and pest control services whose incomes are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis throughout the duration of the contract.

Types of Ordinary Revenue	2009 ThU.S.$	2008 ThU.S.$
Sale of goods	3,027,796	3,587,901
Service Contracts	85,249	125,992
Total	3,113,045	3,713,893

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS (IAS 19)

Disclosure of Termination Benefits

Correspond to severance payment obligations for years of service due to termination of service contracts, and that arise from benefits stated within work contracts and/or as severance payments stated in the Labor Law. According to IFRS these are considered post-employment benefits.

Description of Recognized Termination Benefits

Estimate of years of service severance payments to be recognized as a future termination payment liability, according to in force work contracts held with the workers and pursuant to actuarial valuation criteria for this type of liability.

The main factors considered for calculating the actuarial value of severance payments for years of service are employee turnover, salary increases and life expentancy of the workers considered in this benefit.

Types of Benefits and Expenses by Employee

Types of Benefits Expenses by Employee	2009 ThU.S.$	2008 ThU.S.$
Personnel Expenses	196,853	195,294
Wages and salaries	190,821	186,925
Compensation for years of service	6,032	8,369

Following tables detail the balances and the movement of Payments for years of service provisioned at December 31, 2009 and 2008.

	12/31/2009 ThU.S.$	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Recognized liability amount for termination contract, current	2,372	2,188	2,478
Recognized liability amount for termination contract, non-current	25,295	18,109	19,445

Total	27,667	20,297	21,923

Movement termination benefits	12/31/2009 ThU.S.$	12/31/2008 ThU.S.$
Opening balance	20,297	21,923
Current service cost	840	727
Interest cost	2,083	1,377
Gain (losses) actuarial	(575)	2,516
Benefits payd	(757)	(833)
Increase (decrease) for currency exchange	5,779	(5,413)
Closing balance	27,667	20,297

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. EFFECT OF FOREIGN CURRENCY EXCHANGE RATE VARIATIONS (IAS 21)

The items included in the financial statements of all Arauco Companies are valued using the Company’s primary economic currency in which the company operates (functional currency). Consolidated financial statements are presented in US Dollars, which is the functional currency of the Parent Company and of the Group.

Functional currency of subsidiaries and associate companies in Brazil is the Brazilian Real. Therefore, their individual financial statements have been expressed according to the presentation currency as follows:

(i)	Assets and liabilities for each balance sheet are translated at the closing exchange rate;

(ii)	Incomes and expenses for each income statement are translated at the average monthly exchange rate, given that to date this average has been a fair estimate of the cumulative effect of the exchange rates at the time of the transactions;

(iii)	All the resulting exchange differences are recognized as a separate component of net equity.

In consolidation, the exchange rate differences arising from the translation of a net investment in companies, which use currencies other than the US Dollar, and those from loans and other instruments in foreign currency recognized as hedging of these investments, are assigned to net equity.

	2009 ThU.S.$	2008 ThU.S.$
Exchange differences recognized in profit and loss, except for financial instruments measured at fair value through profit and loss	17,632	(67,778)
Accumulated translation adjustments	177,480	(148,469)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 12. BORROWING COSTS (IAS 23)

Arauco capitalized interest on existing investment projects. For the recording of this capitalization Arauco estimated the average rate of loans to finance these investment projects.

Property, plant and equipment capitalized cost	2009 ThU.S.$	2008 ThU.S.$
Property, plant and equipment capitalized interest cost rate	5.90%	6.12%
Amount of the capitalized interest cost, property, plant and equipment	11,570	9,053

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13. RELATED PARTIES (IAS 24)

Related Party Disclosure

Related parties are those companies as defined in IAS 24 and under the standards of the Chilean Securities Commission and Limited Company Law as related parties.

Outstanding balances with related parties at closure of each period correspond mainly to regular commercial operations negotiated in Chilean Pesos, where collection or payment deadlines do not often exceed 30 days and in general do not have adjustment or interest clauses.

At the date of these financial statements there are no provisions for doubtful debts and no guarantees provided or associated with inter-company balances.

Name of Group’s Main Controller

The ultimate controllers of the Company are Mrs. Maria Noseda Zambra of Angelini, Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Prepares Financial Statements for Public Use

Empresas Copec S.A.

Salaries Received by Key Management Personnel by Category

Key personnel salaries including directors, managers and sub managers consist of a fixed monthly rate, where eventually an annual discretionary bonus may exist.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions with related parties are performed under market conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Detail of Relationship between Parent Company and Subsidiary

ID Nº	Company Name	% Share 12/31/2009			% Share 12/31/2008
		Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento Y Servicios Profesionales S.A. (Mexico)	0.0020	99.9966	99.9986	0.0020	99.9966	99.9986
—	Alto Parana S.A. (Argentina)	0	99.9762	99.9762	0	99.9762	99.9762
—	Arauco Australia S.A. (Australia)	0	99.9986	99.9986	0	0	0
—	Arauco Colombia S.A. (Colombia)	1.5000	98.4976	99.9976	1.5000	98.4976	99.9976
—	Arauco Denmark Aps (Denmark)	0	99.9991	99.9991	0	99.9991	99.9991
96765270-9	Arauco Distribucion S.A.	0	99.9992	99.9992	0	99.9992	99.9992
—	Arauco Do Brasil S.A. (Brazil)	0	99.9986	99.9986	0	0	0
—	Arauco Ecuador S.A. (Ecuador)	0.1000	99.8986	99.9986	0.1000	99.8986	99.9986
—	Arauco Florestal Arapoti S.A. (Brazil)	0	79.9989	79.9989	0	79.9989	79.9989
—	Arauco Forest Brasil S.A. (Brazil)	33.7137	66.2851	99.9988	33.7137	66.2851	99.9988
—	Arauco Forest Products B.V. (Holland)	0	99.9991	99.9991	0	99.9991	99.9991
96547510-9	Arauco Generacion S.A.	98.0000	1.9985	99.9985	98.0000	1.9985	99.9985
—	Arauco Honduras S. De R. L. De C.V. (Honduras)	0	0	0	0.0616	99.9370	99.9986
96563550-5	Arauco Internacional S.A.	98.0377	1.9609	99.9986	98.0377	1.9609	99.9986
—	Arauco Peru S.A. (Peru)	0.0013	99.9973	99.9986	0.0013	99.9973	99.9986
—	Arauco Wood Products, Inc. (USA)	0.3953	99.6033	99.9986	0.3953	99.6033	99.9986
—	Araucomex S.A. De C.V. (Mexico)	0.0005	99.9981	99.9986	0.0005	99.9981	99.9986
96565750-9	Aserraderos Arauco S.A.	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
82152700-7	Bosques Arauco S.A.	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
96657900-5	Controladora De Plagas Forestales S.A.	0	59.6326	59.6326	0	61.1714	61.1714
—	Faplac S.A. (Argentina)	0	99.9979	99.9979	0	99.9979	99.9979
—	Flooring S.A. (Argentina)	0	99.9984	99.9984	0	99.9984	99.9984
—	Forestal Arauco Guatemala S.A. (Guatemala)	0	0	0	0.1223	99.8763	99.9986
96573310-8	Forestal Arauco S.A.	99.9248	0	99.9248	99.9248	0	99.9248
85805200-9	Forestal Celco S.A.	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
93838000-7	Forestal Cholguán S.A.	0	97.4281	97.4281	0	97.4281	97.4281
—	Forestal Concepción S.A. (Panamá)	0.0050	99.9936	99.9986	0.0050	99.9936	99.9986
—	Forestal Cono Sur S.A. (Uruguay)	0	0	0	0	99.9986	99.9986
78049140-K	Forestal Los Lagos S.A.	0	79.9405	79.9405	0	79.9405	79.9405
—	Forestal Misiones S.A. (Argentina)	0	99.9885	99.9885	0	99.9885	99.9885
—	Forestal Nuestra Señora Del Carmen S.A.	9.1600	90.8387	99.9987	10.0000	89.9987	99.9987
96567940-5	Forestal Valdivia S.A.	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Industrias Forestales S.A. (Argentina)	9.9770	90.0217	99.9987	9.9770	90.0217	99.9987
—	Inversiones Celco S.L. (Spain)	31.8904	68.1087	99.9991	31.8904	68.1087	99.9991
79990550-7	Investigaciones Forestales Bioforest S.A.	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Leasing Forestal S.A. (Argentina)	0	99.9767	99.9767	0	99.9767	99.9767
—	Empreendimientos Santa Cruz S.A. (ex - Lucchese Empreendimientos E Participacoes Ltda. (Brazil)	0	99.9885	99.9885	0	99.9885	99.9885
99550470-7	Molduras Trupan S.A.	0	0	0	1.0000	98.9992	99.9992
96510970-6	Paneles Arauco S.A.	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
—	Placas Do Parana S.A. (Brazil)	7.8207	92.1780	99.9987	7.8207	92.1780	99.9987
—	Savitar (Forestal Talavera S.A.) (Argentina)	0	99.9985	99.9985	0	0	0
96637330-K	Servicios Logisticos Arauco S.A.	45.0000	54.9995	99.9995	45.0000	54.9995	99.9995
—	Southwoods-Arauco Lumber And Millwork Llc (USA)	0	0	0	0	99.6110	99.6110

Subsidiaries listed in the above table and Special Purpose Entity Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are included in the consolidation process.

Termination Benefits received by Key Management Personnel

	2009 ThU.S.$	2008 ThU.S.$
Salaries and bonus	31,963	32,869
Diet Directory	1,333	1,454
Termination benefits	963	957
Total	34,259	35,280

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Related Party Receivables

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Currency Rate	Maximum Maturity	12/31/2009 ThU.S.$	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Forestal Mininco S.A.	91,440,000-7	Indirect	Chile	Chilean pesos	30 days	169	824	0
CMPC Maderas S.A.	95,304,000-K	Indirect	Chile	Chilean pesos	30 days	0	32	24
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	30 days	1,896	0	915
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Chilean pesos	30 days	3,247	3,947	561
Compañía Puerto de Coronel S.A.	79,895,330-3	Associates	Chile	Chilean pesos	30 days	49	29	0
Stora Enso Arapoti Industria de Papel S.A.	—	Associates	Brazil	Real	30 days	818	643	9,778
Fundación Educacional Arauco	71,625,000-8	Other related party	Chile	Chilean pesos	30 days	717	0	0
Dynea Brasil S.A.	—	Associates	Brazil	Real	30 days	96	0	101
El Esparragal Asoc. Agraria de Resp. Ltda.	—	Other related party	Uruguay	Euro	30 days	11,280

Total						18,272	5,475	11,379

Related Party Payables

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Currency Rate	Maximum Maturity	12/31/2009 ThU.S.$	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Compañia de Petróleos de Chile S.A.	99,520,000-7	Affiliate of shareholder	Chile	Chilean pesos	30 days	7,823	3,233	6,011
Abastible S.A.	91,806,000-6	Affiliate of shareholder	Chile	Chilean pesos	30 days	326	132	244
Depósitos Portuarios Lirquén S.A.	96,871,870-3	Other related party	Chile	Chilean pesos	30 days	4	4	2
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	30 days	2,743	3,951	0
Fundación Educacional Arauco	71,625,000-8	Other related party	Chile	Chilean pesos	30 days	0	105	645
Sigma S.A.	86,370,800-1	Other related party	Chile	Chilean pesos	30 days	0	0	4
Codelco Chile	61,704,000-k	Indirect	Chile	Chilean pesos	30 days	0	5	1
Empresa Nacional de Telecomunicaciones S.A.	92,580,000-7	Indirect	Chile	Chilean pesos	30 days	7	12	9
Servicios Corporativos Sercor S.A.	96,925,430-1	Associates	Chile	Chilean pesos	30 days	4	3	4
Forestal del Sur S.A.	79,825,060-4	Other related party	Chile	Chilean pesos	30 days	0	1,488	737
Puerto de Lirquén S.A.	82,777,100-7	Associates	Chile	Chilean pesos	30 days	595	0	459
Compañía Puerto de Coronel S.A.	79,895,330-3	Associates	Chile	Chilean pesos	30 days	579	0	0
Genómica Forestal S.A.	76,743,130-9	Associates	Chile	Chilean pesos	30 days	0	169	0

Total						12,081	9,102	8,116

Related party transactions

Purchases

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Transaction Detail	12/31/2009 ThU.S.$	12/31/2008 ThU.S.$
Abastible S.A.	91,806,000-6	Affiliate of shareholder	Chile	Fuel	2,500	4,175
Empresas Copec S.A.	90,690,000-9	Parent Company	Chile	Management service	294	272
Compañia de Petróleos de Chile S.A.	99,520,000-7	Affiliate of shareholder	Chile	Fuel and lubricant	69,638	121,436
Copec Mobil S.A.	85,759,000-7	Affiliate of shareholder	Chile	Lubricant	0	1,945
Compañía Puerto de Coronel S.A.	79,895,330-3	Associates	Chile	Transport and stowage	4,390	3,156
Codelco Chile	61,704,000-k	Indirect	Chile	Supplies	2,186	1,742
Dynea Brasil S.A.	—	Associates	Brazil	Chemical products	27,596	41,457
Dynea Brasil S.A.	—	Associates	Brazil	Melamine paper	18,917	20,961
Eka Chile S.A.	99,500,140-3	Associates	Chile	Sodium chlorate	57,340	99,465
Eka Chile S.A.	99,500,140-3	Associates	Chile	Supplies	547	33
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Wood and logs	1,145	1,461
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Cost recovery	10	543
Portaluppi, Guzmán y Bezanilla Abogados	78,096,080-9	Other related party	Chile	Legal services	1,480	1,443
Compañía Puerto de Lirquén S.A.	82,777,100-7	Associates	Chile	Port services	8,162	8,855
CMPC Maderas S.A.	95,304,000-k	Indirect	Chile	Logs and fixed asset	325	327

Sales

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Transaction Detail	12/31/2009 ThU.S.$	12/31/2008 ThU.S.$
Colbún S.A.	96,505,760-9	Indirect	Chile	Electrical power	12,342	4,080
Dynea Brasil S.A.	—	Associates	Brazil	Management service	529	523
Dynea Brasil S.A.	—	Associates	Brazil	Fuel	682	456
Eka Chile S.A.	99,500,140-3	Associates	Chile	Electrical power	19,580	66,166
Sodimac S.A.	96,792,430-k	Indirect	Chile	Wood	29,688	54,938
Stora Enso Industria de Papel S.A.	—	Associates	Brazil	Wood	7,457	9,315
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Woodchip	16,689	3,533
Forestal Mininco S.A.	91,440,000-7	Indirect	Chile	Wood	823	2,471
CMPC Maderas S.A.	95,304,000-k	Indirect	chile	Other sales	192	368

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS (IAS 27)

Subsidiaries are all entities over which Arauco has the power to manage finance and operational policies. This generally means holding more than one half of the voting rights. Stock held in an entity and the effect of the potential voting rights that are currently being exercised or converted are considered when evaluating whether the Group controls another entity. Subsidiaries are consolidated as of the date in which control is transferred to the Group, and are excluded when control is terminated.

Arauco applies the purchase method to register a business combination. Acquisition cost is the fair value of assets delivered, of equity instruments issued and of the liabilities incurred or committed at the date of exchange, plus all direct costs attributable to the acquisition. Identifiable acquired assets and liabilities as well as the contingencies committed to in business combinations are initially recognized at fair value at the date of acquisition, despite minority interest scope. Excess of acquisition cost over the Fair Value for the Group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than Fair Value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

All transactions, accounts receivable, accounts payable and intercompany unrealized profits are eliminated.

When it is necessary to ensure uniformity with policies adopted by the Group, accounting policies of the subsidiaries are modified. Minority interests are presented as a separate component of equity.

Disclosure of Subsidiary Investments

On 26 August, 2009, Placas do Parana SA, Arauco’s Brazilian subsidiary, acquired 100% shares of the company Tafisa Brasil SA (current Arauco do Brasil S.A.) through a purchase agreement signed with SCS Beheer, B.V. and Tafiber-Tableros de Fibras Ibéricos, S.L., subsidiaries of Sonae Indústria, SGPS, S.A. Placas do Paraná S.A. paid ThU.S.$166,977 for Tafisa Brasil S.A.’ shares. This investment is recognized at provisional fair value, which is currently under review. As of December 31, 2009, goodwill was estimated to be ThU.S.$56,657. The acquisition of this partnership will allow Arauco to strengthen its presence in the Brazilian market for fiberboards, where it is already involved through Placas do Parana S.A.

On June 30, 2009, Arauco through its subsidiary Arauco Internacional S.A., acquired 80% of Savitar (Forestal Talavera S.A.) for ThU.S.$10,131. Previously, on March 28, 2008, materialized through the subsidiary Faplac S.A., Arauco Internacional S.A. acquired 20% of the entity. This acquisition generated a profit of ThU.S.$701 presented in the Comprehensive Income Statement under Negative goodwill and was immediately recognized.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

The following tables detail the fair value of the assets and liabilities acquired at the acquisition date, as informed in Note 4:

Tafisa	08/26/2009 ThU.S.$
Cash	2,891
Trade accounts receivable	29,141
Inventory	19,699
Property, plant and equipment	253,407
Deferred income tax	26,133
Other assets	7,949

Total Assets	339,220

Bank loans	26,799
Trade payables	32,306
Deferred income tax	54,341
Provisions (*)	31,250
Other liabilities	84,204

Total Liabilities	228,900

(*)	corresponds to provisions of trials (see Note 19)

Savitar (Forestal Talavera S.A.)	06/30/2009 ThU.S.$
Cash	106
Trade accounts receivable	116
Property, plant and equipment	15,302
Biological assets	3,113
Other assets	278

Total Assets	18,915

Trade payables	505
Deferred income tax	5,888
Other liabilities	49

Total Liabilities	6,442

Goodwill and negative goodwill for investments presented in the tables above is generated as follows:

	Tafisa ThU.S.$	Savitar ThU.S.$
Paid value	166,977	10,131
20% acquired in 2008	0	1,641
Fair value of assets and liabilities acquired	110,320	12,473
Goodwill (Negative goodwill)	56,657	(701)

On December 18, 2008, a capital contribution for MU.S.$29,000 was made to the company Lucchese Empreendimientos e Participacoes Ltda. (current Empreendimientos Santa Cruz S.A.) through the subsidiary Alto Paraná S.A. With this, the Group achieved a 99.99% share.

Details of the subsidiaries are set out in Note 13.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Summarized financial information of major subsidiaries of Arauco:

Significant subsidiary Country of incorporation Functional currency Percentage of participation	Aserraderos Arauco S.A. Chile U.S. Dollar 99.9992%
	12/31/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	302,576	35,901
Non-current of subsidiary	234,402	18,368
Total subsidiary	536,978	54,269

	12/31/2008
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	306,929	38,803
Non-current of subsidiary	221,591	18,798
Total subsidiary	528,520	57,601

	12/31/2009	12/31/2008
	ThU.S.$	ThU.S.$
Income of subsidiary	396,482	606,374
Expenses of subsidiary	(386,954)	(562,372)
Net Gain (loss) of subsidiary	9,528	44,002

Significant subsidiary Country of incorporation Functional currency Percentage of participation	Paneles Arauco S.A. Chile U.S. Dollar 99.9992%
	12/31/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	367,666	44,467
Non-current of subsidiary	308,499	85,605
Total subsidiary	676,165	130,072

	12/31/2008
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	319,740	43,588
Non-current of subsidiary	247,082	24,484
Total subsidiary	566,822	68,072

	12/31/2009	12/31/2008
	ThU.S.$	ThU.S.$
Income of subsidiary	462,022	582,937
Expenses of subsidiary	(416,942)	(477,322)
Net Gain (loss) of subsidiary	45,080	105,615

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Significant subsidiary Country of incorporation Functional currency Percentage of participation	Arauco Internacinal S.A. Chile U.S. Dollar 99.9986%
	12/31/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	33,259	440,632
Non-current of subsidiary	1,701,745	2,377
Total subsidiary	1,735,004	443,009

	12/31/2008
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	10,330	126,436
Non-current of subsidiary	1,151,923	2,571
Total subsidiary	1,162,253	129,007

	12/31/2009	12/31/2008
	ThU.S.$	ThU.S.$
Income of subsidiary	140,074	83,186
Expenses of subsidiary	(18,452)	(5,615)
Net Gain (loss) of subsidiary	121,622	77,571

Significant subsidiary Country of incorporation Functional currency Percentage of participation	Forestal Arauco S.A. Chile U.S. Dollar 99.9248%
	12/31/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	8,639	320,487
Non-current of subsidiary	2,900,808	290
Total subsidiary	2,909,447	320,777

	12/31/2008
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	5,710	214,437
Non-current of subsidiary	2,777,551	115
Total subsidiary	2,783,261	214,552

	12/31/2009	12/31/2008
	ThU.S.$	ThU.S.$
Income of subsidiary	38,511	2,097
Expenses of subsidiary	(21,724)	(54,094)
Net Gain (loss) of subsidiary	16,787	(51,997)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES (IAS 28)

Associates are all the entities over which Arauco has significant influence but no control. This generally implies holding a share of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method and are initially recorded at cost, and the book value is increased or decreased in order to recognize the corresponding share in the income statement for the period and in the comprehensive income statements as a result of the adjustments from the conversion to other currencies in the financial statements. Arauco investments in associates include the purchased goodwill (net of any loss for accumulated impairment).

Detail of Investments in Associates

The following table shows information on Investments in Associates at December 31, 2009 and December 31, 2008, respectively:

Name of Associate	Puerto de Lirquén S.A.
Country of Incorporation of Associate	Chile
Functional Currency	US Dollar
Main Activities of Associate	Dock and warehousing operations for owned assets and to third parties, loading and unloading of all types of goods, as well as warehousing, transportation and mobilization operations
Percentage Share in Associate %	20.13809%

	12/31/2009	12/31/2008	01/01/2008
Cost of Investment in Associate	ThU.S.$41,341	ThU.S.$37,589	ThU.S.$41,352

Name of Associate	Inversiones Puerto Coronel S.A.
Country of Incorporation of Associate	Chile
Functional Currency	US Dollar
Main Activities of Associate	Investments in all kinds of personalty and real estate, company acquisitions and all kinds of securities and investment instruments, investment management and development and/or participation in all kinds of businesses and companies related to industrial, shipping, forest and commercial activities.
Percentage Share in Associate %	50.00%

	12/31/2009	12/31/2008	01/01/2008
Cost of Investment in Associate	ThU.S.$ 24,435	ThU.S.$25,741	ThU.S.$16,553

Name of Associate	Servicios Corporativos Sercor S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Consulting services to Boards of Directors and Management of all kinds of companies related to Business Management
Percentage Share in Associate %	20.00%

	12/31/2009	12/31/2008	01/01/2008
Cost of Investment in Associate	ThU.S.$1,263	ThU.S.$953	ThU.S.$1,426

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Name of Associate	Dynea Brasil S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	a) Production and sale of resins; b) Paper Impregnation for panel coating and commercialization
Percentage Share in Associate %	50.00%

	12/31/2009	12/31/2008	01/01/2008
Cost of Investment in Associate	Th U.S.$14,514	Th U.S. $12,234	ThU.S.$18,547

Name of Associate	Stora Enso Arapoti Industria de Papel S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Percentage Share in Associate %	20.00%

	12/31/2009	12/31/2008	01/01/2008
Cost of Investment in Associate	ThU.S.$36,851	ThU.S.$34,443	ThU.S.$44,493

Name of Associate	Genómica Forestal S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatic tools with the sole purpose of strengthening company genetic programs and with this, improve the competitive position of Chilean forestry industries for priority species.
Percentage Share in Associate %	25.00%

	12/31/2009	12/31/2008	01/01/2008
Cost of Investment in Associate	ThU.S.$29	ThU.S.$8	ThU.S.$2

Name of Associate	Savitar (Forestal Talavera S.A.)
Country of Incorporation of Associate	Argentina
Functional Currency	US Dollar
Main Activities of Associate	Timber Farming
Percentage Share in Associate %	20.00%

	12/31/2009	12/31/2008		01/01/2008
Cost of Investment in Associate	It is subsidiary	ThU.S.$	1,641	0

Summarized financial Information of Associates

	12/31/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current assets	124,799	46,663
Non-current assets	377,004	21,324
Equity	0	433,816
Total Associates (*)	501,803	501,803

	12/31/2008
	Assets ThU.S.$	Liabilities ThU.S.$
Current assets	137,749	46,380
Non-current assets	355,049	27,267
Equity	0	419,151
Total Associates (*)	492,798	492,798

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

	12/31/2009 ThU.S. $	12/31/2008 ThU.S.$
Ordinary income	254,620	261,037
Ordinary expenses	(236,045)	(252,228)
Net profit (loss) (*)	18,575	8,809

(*)	Includes Investments in associates that do not qualify as Joint Ventures.

Movement in Investment in Associates

	12/31/2009 ThU.S.$	12/31/2008 ThU.S.$
Investments in associates accounted for using the equity method, opening balance	141,590	153,861

Investment Changes in Associate Companies
Investment in Associates, Additions	266,210	10,353
Negative goodwill immediately recognized	36,170	0
Profit for incorporation in joint ventures	28,167	0
Equity in Ordinary Profit (Loss) investments in associates	4,084	4,241
Equity in Ordinary Profit (Loss) joint ventures	2,537	1,598
Dividends Received, Investments in Associates	(20,221)	(4,427)
Impairment, Investments in Associates	0	(511)
Increase (Decrease) in foreign exchange translation investment in associates	16,125	(19,523)
Other Increase (Decrease) in foreign exchange translation investment in associates	1,439	(4,002)

Changes in Associate Company Investments, Total	334,511	(12,271)

Investments in Associates accounted for using the equity method, closing balance	476,101	141,590

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT VENTURES (IAS 31)

Pursuant to IAS 31, we have opted for registering the investment in joint ventures by applying the equity method. These investments are presented in the Classified Financial Statement together with investments in associates in line Investment in associates through the equity method.

If a Joint Venture associate incurs negative equity as a result of legal or implicit obligations of its associate, or has made payments on behalf of its associate, then it must recognize a liability by reducing the value of the investment to zero until the associate generates profits that would reverse the negative equity previously generated due to the losses.

Realized Investments

New investments in Uruguay

a)	On October 01, 2009 Stora Enso Amsterdam B.V. (a subsidiary of the transnational company Swedish-Finnish Stora Enso Oyj) agreed to provide 100% of the shares of Stora Enso Uruguay S.A, to Forestal Cono Sur S.A., a subsidiary of Arauco in Uruguay at that date. As a result of this transaction, Arauco has the 50% of participation in Forestal Cono Sur S.A. This operation generated a profit by the incorporation of the joint venture of ThU.S.$ 28,167 presented in the Financial Income Statement in the line Other Profit (loss).

b)	On October 16, 2009, Arauco, through its subsidiary Arauco Internacional S.A, acquired, jointly and in equal parts with the Finnish-Swedish multinational company Stora Enso Oyj (Stora Enso), through its subsidiary Stora Enso Amsterdam B.V., the following subsidiaries in Uruguay from the Spanish Grupo Empresarial ENCE, S.A. (“Ence”): Eufores S.A. (together with its subsidiary El Esparragal Asociación Agraria de Responsabilidad Ltda., and Terminal Logística e Industrial M’Bopicuá S.A), Celulosa y Energia Punta Pereira S.A. and Zona Franca Punta Pereira S.A. The 50% paid by Arauco amounted to ThU.S.$116,279, which generated a profit of ThU.S.$36,170. On the same date, Arauco acquired the accounts receivable from Ence, which amounted to ThU.S.$51,225, and of which ThU.S.$37,777 was capitalized on December 30, 2009.

The negative goodwill by the operations described in paragraph b) for a total amount of ThU.S.$36,170 was primarily caused by the recovery at fair value of the land of the companies acquired. This profit is presented in the Financial Income Statement in the line Negative Goodwill immediately recognized.

The following table details the negative goodwill:

Grupo Ence ThU.S.$
Equity at fair value at purchase date	304,898

50% of participation purchased by Arauco	152,449
Value paid	116,279
Negative goodwill immediately recognized	36,170

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

The assets and liabilities at fair value at the respective operations date, are presented in the following tables:

Forestal Cono Sur S.A. Consolidated	10/01/2009 ThU.S.$
Cash	187
Trade and Other receivables	6,157
Inventories	1,522
Property, plant and equipment	199,657
Biological assets	52,805
Other assets	4,171

Total Assets	264,499

Trade payables	2,481
Deferred taxes	1,656
Other liabilities	3,744

Total liabilities	7,881

Ence Group	10/16/2009 ThU.S.$
Cash	3
Trade and Other receivables	52,892
Inventories	7,285
Property, plant and equipment	254,040
Biological assets	136,437
Other assets	5,041

Total Assets	455,698

Bank loans	37,013
Trade and Other payables	108,432
Deferred taxes	170
Other liabilities	4,493

Total liabilities	150,108

The main assets acquired from Ence are: 130,000 hectares of land, of which 73,000 have forestry plantations; 6,000 hectares under agreements; an industrial land; environmental permits required for construction of a pulp mill; a river terminal; a chip production plant, and a nursery.

All these assets are added to the land and plantations that Stora Enso and Arauco control through a joint venture in Uruguay, which currently maintains a forestry equity of approximately 250,000 hectares of land, of which 125,677 are planted.

At a later date as mentioned in paragraphs a) and b), Arauco made a capital contribution to Forestal Cono Sur S.A. and Ence Group that amounted to ThU.S.$2,000 and ThU.S.$10,000, repectively.

The investments in Uruguay mentioned above qualify as joint ventures by the existence of contracts that both Arauco and Stora Enso maintain joint control of such investments.

Furthermore, Arauco holds a 50% share in jointly held Eka Chile S.A., a company that sells sodium chlorate to cellulose plants in Chile. A contractual agreement exists with the company in which Arauco has initiated joint venture economic activities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Summary Financial Information of significant stakes in Joint Ventures

	12/31/2009
Forestal Cono Sur S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$
Current	5,392	3,122
Non-Current	259,307	1,726
Equity	0	259,851
Total Joint Venture	264,699	264,699

	12/31/2009
Incomes	1,252
Expenses	(2,045)
Joint Venture Net Profit (Loss)	793

Investment	129,925

	12/31/2009
Eufores S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$
Current	31,539	61,752
Non-Current	404,459	22,742
Equity	0	351.504
Total Joint Venture	435,998	435,998

	12/31/2009
Incomes	5,885
Expenses	(5,029)
Joint Venture Net Profit (Loss)	856

Investment	175,776

	12/31/2009		12/31/2008
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	30,612	6,325	33,803	7,375
Non-Current	33,475	3,942	35,162	3,628
Equity	0	53,820	0	57,962
Total Joint Venture	64,087	64,087	68,965	68,965

	12/31/2009 Assets ThU.S.$	12/31/2008 Assets ThU.S.$
Incomes	61,866	73,016
Expenses	(57,210)	(69,820)
Joint Venture Net Profit (Loss)	4,656	3,196

Investment	26,910	28,981

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. DISTRIBUTABLE NET PROFIT AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Celulosa Arauco y Constitución S.A. agreed that the net profit to be distributed as dividend payment is determined based on the effective realised profit, net of any relevant variations in the value of unrealized assets and liabilities, which are refunded to the calculation of net profit in the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, that is, the net profit to be considered for calculating the minimum required and additional dividend, the following unrealised results are excluded from the results of the exercise:

1)	Those relating to the fair value registration of forestry assets covered by IAS 41, restating them to the net profit at the time of its completion. For these purposes, this includes the realized portion of such increases in fair value for assets sold or disposed by other means.

2)	Those generated in the acquisition of entities. These results will be reimbursed to the net profit at the time of its completion. For this purpose, the results are realized when acquired entities generate a profit after its acquisition, or when such entities are sold.

The deferred taxes associated with the amounts described in points 1) and 2) are also excluded.

The following table details adjustments made for the determination of distributable net profits for the year ended December 31, 2009:

Distributable Net Profit ThU.S.$
Profit attributable to the controller at 12/31/2009	300,898
Adjustments
Biological Assets
Unrealised	(155,532)
Realised	115,969
Deferred taxes	10,492
Biological Assets (net)	(29,071)
Profit by the incorporation of joint venture	(28,167)
Negative goodwill	(36,871)
Total adjustments	(94,109)
Distributable Net Profit at 12/31/2009	206,789

As a general matter, the Company expects to maintain its policy on dividends, for all future tax periods, around 40% of net profits to be distributed for each tax year; considering the alternative of a provisional dividend at year end.

The line Other current liabilities of this Classified Financial Statement dated December 31, 2009 shows ThU.S.$56,778 for the provision of minimum dividend. This balance represents 40% of distributable net profit less interim dividend for ThU.S.$25,957 paid on December 16, 2009 under net profits of this period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

These Financial Statements at December 31, 2008 were approved by the Shareholders Meeting No. 30, dated April 23, 2009 and were prepared in accordance with the accounting principles generally accepted in Chile, issued by the Accountants Association of Chilean and standards issued by Chilean Securities Commission and do not compare with the balances of the financial year 2008 included in these financial statements, because such balances have been restated according to the International Financial Reporting Standards. Note 2 details the reconciliation of equity and the income statement.

Earnings per share

The earnings per share are calculated by dividing the profit attributable to shareholders of the Company with the weighted average of outstanding common shares. Arauco has no diluted shares.

Gains (losses) per Shares	2009 ThU.S.$	2008 ThU.S.$
Gain (loss) attributable to holders of instruments in net equity participation of the Controller	300,898	399,566
Weighted average of number of shares, basic	113,152,446	113,152,446
Gain (loss) per share (U.S.$ per share)	2.66	3.53

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. IMPAIRMENT OF ASSETS (IAS 36)

The recoverable amount of property plant and equipment is measured whenever there is indication that the asset may have suffered deterioration of its value. Among the factors to consider as evidence of impairment are the diminution in market value of assets, significant changes in the technological environment, obsolescence or physical impairment of assets, changes in the way it is used or expected to use the asset, which could involve its disuse, among others. Arauco evaluates at the end of each reporting period if there is any evidence of the factors mentioned.

For this evaluation, assets are grouped into the smallest group of assets that generates cash inflows independently.

At the end of the year, there were signs of deterioration as follows:

The decrease in demand of sawn timber products due primarily to the credit crisis and the continued downturn in the real state market in the United States has led Arauco to decide to permanently close the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Coronel y Coelemu and temporarily Horcones II, and the remanufacturing plant Lomas Coloradas, all located in Chile.

The recoverable value of the permanently closed facilities was determined based on sales estimates and residual value. These estimates were made by both external and internal evaluators.

In the case of the mill and remanufacturing plant that temporarily closed, our assessment of the damage indicated that the book value did not exceed the recoverable amount. This assessment was made using conservative projections about factors such as volumes, sales prices and production costs. The discount rate of discounted cashflow is 8%, which is used by Arauco to evaluate its projects in Chile.

The amount provisioned in net results for impairment is ThU.S.$3,110 at December 31, 2009 (ThU.S.$5,412 at December 31, 2008). ThU.S.$4,113 corresponds to an increase in value of such provision due to the closure of Coronel and Coelemu sawmills and the increase in the obsolescence provision of machinery and equipment and ThU.S.$1,003 corresponds to a reduction of the provision for assets allocated to the closure of mills that, given current market conditions, is expected to have a recoverable value.

Cash-Generating Unit with Impaired Assets

Information of Impaired Assets as of December 31, 2009 and December 31, 2008 respectively:

Description of Cash-generating Unit		La Araucana
Type of Impaired Asset		Saw mill
Principal Segment to be reported, Cash-generating Unit		Sawn Timber
Terms and Conditions used to Determine Fair Value Less Sales Costs		Third party assessments
Discount rate Used for Current Estimates of Value in Use		-
Key Assumptions Used to Determine Recoverable amounts		Fair value less sales cost
	12/31/2009	12/31/2008
Impairment	ThU.S.$	498	ThU.S.$	664

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Description of Cash-generating Unit		Escuadrón
Type of Impaired Asset		Saw mill
Principal Segment to be reported, Cash-generating Unit		Sawn Timber
Terms and Conditions used to Determine Fair Value Less sales Costs		Third party assessments
Discount rate Used for Current Estimates of Value in Use		-
Key Assumptions Used to Determine Recoverable amounts		Fair value less sales cost
	12/31/2009	12/31/2008
Impairment	ThU.S.$	1,285	ThU.S.$	1,431

Description of Cash-generating Unit		Lomas Coloradas
Type of Impaired Asset		Saw mill
Principal Segment to be reported, Cash-generating Unit		Sawn Timber
Terms and Conditions used to Determine Fair Value Less sales Costs		Third party assessments
Discount rate Used for Current Estimates of Value in Use		-
Key Assumptions Used to Determine Recoverable amounts		Fair value less sales cost
	12/31/2009	12/31/2008
Impairment Amount	ThU.S.$	937	ThU.S.$	1,629

Description of Cash-generating Unit		Coronel
Type of Impaired Asset		Saw mill
Principal Segment to be reported, Cash-generating Unit		Sawn Timber
Terms and Conditions used to Determine Fair Value Less sales Costs		Third party assessments
Discount rate Used for Current Estimates of Value in Use		-
Key Assumptions Used to Determine Recoverable amounts		Fair value less sales cost
	12/31/2009	12/31/2008
Impairment Amount	ThU.S.$	3,167		-

Description of Cash-generating Unit		Coelemu
Type of Impaired Asset		Saw mill
Principal Segment to be reported, Cash-generating Unit		Sawn Timber
Terms and Conditions used to Determine Fair Value Less sales Costs		Third party assessments
Discount rate Used for Current Estimates of Value in Use		-
Key Assumptions Used to Determine Recoverable amounts		Fair value less sales cost
	12/31/2009	12/31/2008
Impairment Amount	ThU.S.$	99		-

Disclosure of Asset Impairment

Disclosure of Asset Impairment
Principal types of Assets affected by Impairment and Reversion Losses, for which no individual information is disclosed		Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversions losses, for which no individual information is disclosed		Technical Obsolescence
	12/31/2009		12/31/2008
Information relevant to the sum of all impairment	ThU.S.$	2,536	ThU.S.$	1,688

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Goodwill

Goodwill is allocated to groups of cash generating units identified according to the operating segments that originate them. In the case of goodwill generated by the investment in Arauco do Brazil (ex-Tafisa), it was assigned to the panel segment Pien plant. The recoverable amount of the cash-generating unit was determined based on the calculations of its value in use and for this calculation we used the projected cash flows based on the operational plan approved by the management covering a period of 10 years, applying a discount rate of 10%, which does not exceed the long-term average growth rate for the panel segment in Brazil. At December 31, 2009 this goodwill amounts to ThU.S.$ 60,642.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES (IAS 37)

Provisions are recognized when there is a current or constructive legal obligation resulting from past events where it is probable that a payment is necessary to settle the obligation and, when a reliable estimate of this obligation is possible.

Lawsuits or other Legal Proceedings

Below, details the lawsuits that have been deemed relevant to report:

1. On October 8, 2007, the Federal Administration of Public Income (“AFIP”) initiated an ex oficio procedure against our Argentinean affiliate Alto Paraná S.A. (hereinafter, “APSA”) questioning, with regards to Income Taxes, the deductible nature of certain expenses, interests and exchange rate differences generated by Private Negotiable Obligations which were issued by APSA on 2001 and canceled on 2007.

On November 20, 2007, APSA submitted a Counterclaim to the claims presented by the AFIP, completely rejecting all the State’s allegations, based on the existence of solid legal arguments which justify the legitimate nature of its actions in the determination of its tax burden, deeming the AFIP’s statements unjustified.

On December 14, 2007, the AFIP notified APSA that its counterclaim had been dismissed, thus issuing an ex oficio ruling and ordering the payment, in a term of 15 working days, of the calculated Income Tax difference for the 2002, 2003 and 2004 fiscal years, including capital, compensating interests and omission fines.

On February 11, 2008, APSA appealed the aforementioned ruling before the National Tax Court (“TFN”).

On February 8, 2010, APSA was notified of the TFN’s ruling which confirmed the ruling issued by the AFIP, with court expenses, based on arguments different to those that justified the AFIP’s ex oficio decision. Said decision extinguishes the administrative stages, thus resulting in the sole remainder of judicially pursuing the claim (before the Contentious Administrative Matters Federal Appeal Court and, subsequently, the Nation’s Supreme Court of Justice).

On February 15, 2010, APSA appealed before the Contentious Administrative Matters Federal Appeal Court, making all necessary submissions with the purpose of attaining a revocation of the contested sentence.

On March 18, 2010, the aforementioned Federal Court, issued a court decreed evidence production measure in which it ordered the AFIP to refrain from requesting the block of preventive interim relief measures, administratively demand payment, issue debt invoices, or initiate judicial collection actions, including seizure of property and other executive precautionary measures against APSA until said Court decides the respective precautionary measures.

In spite of the TFN’s ruling, the opinion issued by APSA’s external counsel has not varied in the extent that ANSA has proceeded in a lawful manner by deducting the interests of the debts questioned by the State, thus continuing to argue that there is a good chance that the TFN’s ruling will be quashed and that the AFIP’s ex oficio decision will be rendered without effect. Due to the above, no provisions have been issued regarding the periods in which the Negotiable Obligations were in force.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

2. With regard to Valdivia Mill of Celulosa Arauco y Constitución S.A. (hereinafter also the “Company” or “Arauco”), various criminal proceedings have been filed at the corresponding Warranty Court (Tribunal de Garantía), relating to alleged environmental violations that were allegedly committed as a result of operations at said Mill. All criminal proceedings have been addressed through a single investigation. The complaints relate to stipulations indicated in Article 291 of the Penal Code, Article 136 of the Fishing Law and Article 38 of the National Monuments Law.

In our opinion, the evidence submitted in the investigation does not prove the existence of any offense or responsibility for the Company or of any of its employees for the alleged events.

3. With regard to the Valdivia Mill, on April 27, 2005, the National Defense Council (Consejo de Defensa del Estado) filed against the Company a civil lawsuit for reparation of environmental harm and indemnification, before the First Civil Court of Valdivia (Rol 746-2005).

The Company filed its response, indicating with solid arguments that it is not responsible for the environmental damages and therefore the indemnification payments, as well as the alleged reparation, are inadmissible. The lawsuit is currently in progress.

4. With regard to Valdivia Mill, on January 12, 2010, a complaint was made to the Public Ministry of San Jose de la Mariquina for alleged environmental pollution that hypothetically would be affecting some crops near the mill. The investigation is pending. This complaint was assigned the Case No. 1000039177-3.

5. With regard to Nueva Aldea Mill, on December 20, 2007, the Company was notified of nine similar complaints. Eight complaints are directed against Echeverría Izquierdo Montajes Industriales S.A., as employer, and against Celulosa Arauco y Constitución S.A., as subsidiarily responsible, and also directly against the Company. The other complaint is directed against Mr. Leonel Enrique Espinoza Canales, as employer, and against Celulosa Arauco y Constitución S.A., as subsidiarily responsible, and also directly against Arauco.

The complaints request that all plaintiffs (72 plaintiffs in total) be indemnified for the damages that they allegedly suffered as a result of an accident in which three workers of the contractor Echeverría Izquierdo Montajes Industriales S.A. were allegedly involved. They were undertaking construction work at the Nueva Aldea Pulp Mill in December 2005. These three workers allegedly suffered irradiation when handling a source that originated from equipment belonging to a subcontractor of the aforementioned.

Notified of said complaints, the Company opposed on the basis of lack of jurisdiction, and, subsidiarily, answered the principal complaints, claiming that they are invalid for failure to state a claim. Also, the Company responded to the secondary complaints directly against the Company, requesting that they be rejected for lacking any merit. All these demands have been consolidated into a single action. The trial is currently in process, having to date yielded the testimony of both parties.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

For these same events, on January 29, 2008, the Company was notified of an action for damages due to a work accident filed by Mr. Fernando Vargas Llanos, against his former employer Inspección Técnica y Control de Calidad Limitada (ITC), the construction company Echeverría Izquierdo Montajes Industriales S.A. and against the Company. The complaint requests that Mr. Vargas be indemnified for the damages that he allegedly suffered as a result of the events that took place on December 2005.

Notified of said complaint, the Company opposed on the basis of lack of jurisdiction, and, subsidiarily, answered the principal complaint stating that it should be dismissed for lacking any merit. On July 20, 2009 the Court ordered the desertion of the procedure, since the plaintiff had ceased in its procedural activity for more than six months, a resolution that is currently being contested by the plaintiff and is pending a final decision.

Finally due to these same events, on November 10, 2009 the Company was notified of a labor complaint, on a general application procedure, claimed by 14 ex-employees of Etcheverría Izquierdo Montajes Industriales S.A. construction company, against the latter as a principal complaint, and against Arauco as subsidarily responsible, to repair the moral damage suffered due to alleged exposure to a radioactive isotope during the accident that occurred in Planta Nueva Aldea on December 14 and 15, 2005. The date of the corresponding hearing is pending.

Considering that the position of the Company is supported by solid legal arguments, there is a reasonable likelihood of a favorable outcome for the Company.

6. With regard to the Constitución Mill, on January 24, 2006, the Company was notified of a civil claim (interdicto posesorio) brought by Mrs. Alvaro Santa María Prieto and Alejandro Lagos Letelier before the Court of Constitucion, in order that such tribunal decrees the necessary measures in order that the air surrounding the Constitucion Mill would not be harmful. Such demand, which went more than two years without progressing, has now been filed.

In our opinion and based on information available to us, this complaint lacks merit.

7. With regard to the Lincancel Mill, pursuant to Resolution No. 1828 dated June 13, 2007, the Sanitary Services Superintendency initiated an administrative sanctioning process against the Company regarding the surpassing of the maximum levels allowed for the pH parameters and suspended solids. The Company presented its responses within the time established in the resolution, which was June 25, 2007.

Pursuant to a resolution dated June 26, 2007 the Sanitary Services Superintendency resolved to amplify the charges included in resolution 1828.

The Company submitted its respective responses dated as of July 17, 2007. However, by Resolution No. 2589 of August 28, 2007, the Sanitary Services Superintendency sanctioned the Company with a fine of 100 UTA for not complying with the applicable emission norms (a fine that was already paid by the Company) and with a fine of 1,000 UTA for having put in danger, as is indicated in the resolution, the health of the population. The latter sanction was appealed before the Courts of Santiago and the matter is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

8. With respect to the Licancel Mill, the Attorney General Office initiated an investigation related to the mortality of fish that took place in June 2007, for which complaints were compiled and submitted by both public and private entities. The investigation was performed by the Attorney General Office of Licanten (Case No. 0700427552-1).

On September 29, 2009 the Gurantee Court of Licantén terminated the proceedings in respect of the death of former employee José Francisco Bello Tanks and conditionally suspended proceedings in respect of employee Don Gustavo Kroll Spichiger.

Subsequently, the same Court on October 6, 2009, resolved to convict former Plant Manager Mr. Eduardo Quezada to pay a fine of 500 UTM. This ruling is final and executory.

9. Regarding the Licancel Plant, on September 7, 2007, the State Defense Council submitted a claim for repair of environmental damage and damage indemnity against the Company before the Fourth Civil Court of Talca (File Number 322-2007). On January 29, 2010, the State Defense Council and the Company jointly submitted a judicial writ in which they settled their dispute and requested that the Court dismiss the case. As a result of said settlement, both parties granted each other a reciprocal, broad and complete quitclaim, waiving all actions and rights of any nature which have or may have resulted from the situations that directly or indirectly originated these proceedings, specifically environmental reparation actions and damage indemnity actions. On the same date, the Fourth Court of Talca decided to approve all requests submitted by the parties, except if any of such petitions is contrary to law.

10. On August 14, 2009, the Company was notified with a demand for compensation for damages filed by lawyers representing a Group of 168 fishermen from region VII and workers in related activities, located in the creeks of artisanal fishermen of Putu, La Trinchera, Iloca, Duao and Llico.

This demand seeks an order requiring payment by the Company for alleged damages caused in the Mataquito River, its estuary and the adjacent coastline as a result of the alleged environmental damage in the Mataquito River, requesting that the Company be ordered to pay each plaintiff.

The cause is now pending in the 11 Civil Court in Santiago, autos role 16.009-2009, and waiting resolution of the proceedings regarding incompetence opposed duly.

Considering that the position of the Company is supported by solid legal arguments, there is a reasonable likelihood of a favorable outcome for the Company.

11. Parents and Brothers of the worker, Mr. Julio Gonzalo Cartes Barrientos, who was electrocuted while trying to repair a luminary, filed on August 3, 2004 a civil suit for compensation for damages in tort against the Company, as contractor, and against José Reinaldo Vargas as a Company principal.

The Company claimed prescription and careless exposure of the worker, who disregarded the instructions of his superiors by not assembling scaffolding to repair the luminary. The decision of first instance was favorable to the Company, accepting the alleged prescription. The decision was quashed by trade, returning the case to the state of first instance on the stage before the conciliation hearing, that it is done.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

12. On August 25, 2005, the Chilean Servicio de Impuestos Internos (hereinafter the “Chilean IRS”) issued the tax calculations No. 184 and No. 185 of 2005, objecting the operations of capital devolution effected on April 16, 2001 and October 31, 2001 by Celulosa Arauco y Constitución S.A., and furthermore, requesting reimbursement for amounts returned for tax loss as well as the restatement to the balance of the taxable revenues fund (FUT). On November 7, 2005, the Company requested an administrative review of the tax action called Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”) and, subsidiarily, a claim was filed against those tax calculations No. 184 and 185, 2005. The administrative review (RAF) was resolved on January 9, 2009 by the Chilean IRS which partially sustained the Company’s request, which led the Company to file a complaint regarding the request not granted by the administrative review. Currently this investigation is pending.

Considering that the position of the Company is supported by solid legal arguments, there is a reasonable likelihood of a favorable outcome for the Company. However, if this result does not occur, it is possible that an obligation will arise for the amount specified, plus any accrued interest as of the payment date.

13. Mr. Luis Alberto Ossandón Valdés filed a lawsuit against the Company and Forestal Celco S.A. before the Ninth Civil Court of Santiago declaring a sales contract for real estate purchased at public auction null and void. In the aforementioned auction, the Company was awarded several forestry plots of land located in the El Trapiche, county, which is located in the provinces of Constitución and Talca. The plaintiff also filed a reivindication action against Forestal Celco S.A., to whom the Company transferred said real estate through a sales agreement.

On June 2, 2008, after pronouncement of the final verdict, the lawsuit was ruled inadmissible in all its stipulations, with court costs awarded to be charged against the plaintiff. The plaintiff filed an appeal against the ruling on July 1, 2008. On October 8, 2009, the Santiago Appeals Court unanimously confirmed the verdict of first instance.

14. On April 14, 2009, Forestal Celco S.A. was notified of a civil lawsuit filed by Mario Felipe Rojas Sepúlveda on behalf of Víctor Adrián Gavilán Villarroel against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages suffered as a result of the propagation of a fire that occurred on January 12, 2007 on the El Tablón county property, which belongs to Forestal Celco S.A.

Dated April 30, 2009 Forestal Celco S.A. filed objections on some defects of the demand. The actor rectified them, and the Society replied to the demand. Having accomplished the argument dispute the court pronounced the ruling which establishes the facts to be proved by the parties, resolution that has not yet been notified to either party, considering that the proceeding is currently suspended awaiting the Appeals Court’s resolution to the right of appeal filed by the plaintiff.

15. On December 1, 2007, Forestal Celco S.A. was notified of a civil lawsuit filed by Marcela Larraín Novoa on behalf of Nimia del Carmen Alvarez Delgado against Patricia del Carmen Muñoz Zamorano and Forestal Celco S.A. This lawsuit seeks to obtain reivindication for an 88% share of the rights to the “Loma Angosta” property, which has a surface area of 281.89 hectares. This property was purchased by Forestal Celco S.A. from Patricia del Carmen Muñoz Zamorano in 1994. To date, Patricia del Carmen Muñoz Zamorano has not yet been notified.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

On May 18, 2008, the Company filed its responses through dilatory pleas. To date, the plaintiff has not answered the request nor rectified the lawsuit.

16. On April 29, 2004, Aserraderos Arauco S.A. was notified of a lawsuit for contract fulfillment and compensatory damages, filed before the Second Civil Court of Concepción by Ingeniería y Construcciones Ralco Ltda, case No. 3.218-2008. The plaintiff maintains that the contracts entered into with sawmill administrators include Aserraderos Arauco S.A. The court order dictated the ruling which establishes the facts to be proved by the parties but to date has not yet been notified. There have been no movements for over a year and is currently filed.

17. On January 29, 2009, Forestal Valdivia S.A. was notified of a civil lawsuit filed by Carlos Nambrard Figueroa by himself and on behalf of the members of the Julia Figueroa Olivero Estate, against Forestal Valdivia S.A and Forestal Tornagaleones S.A., which aims to make both companies jointly and severally liable for compensation of alleged material and moral damages suffered as a result of the occupancy, plantation and operation of an agricultural piece of land (Cerros del Lingue) over which the Estate alleges ownership rights. Forestal Validivia S.A. has held ownership rights and material and legal possession for more than ten years with respect to such piece of land.

Forestal Valdivia S.A. responded to the lawsuit arguing that it should be rejected for a lack of legal basis. The case is currently in progress.

18. On November 28, 2008, APSA was notified of Resolution 212 issued by the Argentine Central Bank (BCRA) on November 19, 2008, by which the BCRA ordered Indictment No. 3991 that questioned the timely liquidation of foreign currency with respect to export proceeds.

Alto Paraná S.A. responded to the charges in a timely and correct manner.

At the date of issuing the present financial statements and considering the preliminary state of proceedings, APSA Legal Advisors are not in a position to estimate the result of the hearing: for such reason and with the understanding that there are no legal grounds for the charges, no provision has been made for this claim.

19. On March 2, 2009, the General Department of Revenue of the Province of Misiones notified to Alto Paraná S.A. of a Proceeding Review within the framework of a Tax Audit Procedure.

The pretension of the Provincial Tax Authority is referred to an alleged debt for Gross Income Tax, retentions over the Gross Income Tax and Forestry Services Tax for fiscal period between July 2006 and December 2007. The determination of the Provincial Tax Authority is founded mainly, in the alleged taxability on income for exports vis a vis the Gross Income tax, in the method of allocating such taxable base to the Province of Misiones and the inclusion of certain supplies (wood chips) in the taxable base of the Forestry Services Tax.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

On April 17, 2009, APSA answered the aforementioned hearing requesting that the tax determination be declared null and void ex officio and that the proceedings be archived pursuant to the understanding of the declared inadmissibility stipulated in the tax request.

On May 29, 2009 the General Department of Revenue of the Province of Misiones ordered through Resolution 1342/2009 the filing of proceedings without any fiscal adjustment determined.

At the closing date there are no other contingencies that might significantly affect the Companies financial, economic or operational conditions.

Provisions at December 31, 2009, December 31, 2008 and January 01, 2008 are as follow:

Types of Provisions	12/31/2009 ThU.S.$	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Provisions, Current	5,169	3,753	2,320
Security provision	0	0	0
Legal claims provision	5,119	3,753	2,320
Other provision	50	0	0
Provisions, non-current	9,463	5,585	6,271
Legal claims provision	9,463	5,516	6,161
Other provision	0	69	110

	12/31/2009
Movements in Provisions	Legal Claims ThU.S.$	Other Provision ThU.S.$	Total ThU.S.$
Opening balance	9,269	69	9,338
Changes in provisions
Increase (decrease) in existing provisions	3,573	50	3,623
Increase (decrease) in joint ventures	31,250	0	31,250
Used provisions	(30,209)	0	(30,209)
Increase (decrease) in foreign currency exchange	717	0	717
Other increases (decreases)	(18)	(69)	(87)
Total Changes	5,313	(19)	5,294
Closing balance	14,582	50	14,632

	12/31/2008
Movements in Provisions	Legal Claims ThU.S.$	Other Provision ThU.S.$	Total ThU.S.$
Opening balance	8,481	110	8,591
Changes in provisions
Increase (decrease) in existing provisions	1,848	(41)	1,807
Used provisions	(491)	0	(491)
Increase (decrease) in foreign currency exchange	(569)	0	(569)
Other increases (decreases)	0	0	0
Total Changes	788	(41)	747
Closing balance	9,269	69	9,338

Provisions for legal claims are for labor and tax judgments whose payment period is indeterminate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. TYPES OF INTANGIBLE ASSETS (IAS 38)

Arauco holds the following main intangible assets:

Purchased goodwill

Computer software

Water-rights

Policy on Identifiable Intangible Assets

(i) Computer Software

Purchased licenses of computer software are capitalized based on acquisition costs plus other costs incurred to make them compatible with specific programs. These costs are amortized during their estimated useful life.

(ii) Goodwill

Goodwill represents the excess in acquisition cost over the fair value of the Group’s share of the identifiable net assets of the acquired subsidiary/associate at acquisition date. Goodwill is not amortized but is subject to an annual impairment test.

(iii) Water-rights

Water-rights are recognized at historical cost and have unlimited useful life as the expected cash flow generating period is unpredictable. These rights are not amortized but are subject to periodic impairment tests.

Recognition and Measurement criteria of Identifiable Intangible Assets

Cost Model

After initial recognition, intangible assets are carried at cost, including any accumulated amortization and impairment losses.

Amortization Method for Computer Software

Amortization of an intangible asset with a finite useful life shall be carried on a systematic basis over said useful life. Amortization begins when the asset is available for use, that is, when it complies with all the necessary conditions to operate in the manner foreseen by the Company.

Amortization Method for Other Identifiable Intangible Assets

Acquired goodwill is assigned to each of the cash-generating units (CGU) in order to prove impairment losses. Assignment is carried out in the CGU’s that are expected to benefit from the business combination in which the goodwill occurred.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Disclosure of Identifiable Intangible Assets

Types of Intangible Assets, Net	12/31/2009 ThU.S.$	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Intangible assets, Total	74,930	14,469	15,640
Acquired goodwill,	63,776	3,134	3,134
Identifiable intangible assets, net	11,154	11,335	12,506
Computer software	4,381	5,738	6,808
Other identifiable intangible assets	6,773	5,597	5,698

Types of intangible assets, gross	88,311	25,287	24,301
Acquired goodwill	63,776	3,134	3,134
Identifiable intangible assets, gross	24,535	22,153	21,167
Computer software	17,727	16,529	15,447
Other identifiable intangible assets	6,808	5,624	5,720

Types of accumulated amortization and impairment, intangible assets
Accumulated amortizationa and impairment	(13,381)	(10,818)	(8,661)
Accumulated amortization and impairment	(13,381)	(10,818)	(8,661)
Computer software	(13,346)	(10,791)	(8,639)
Other identifiable intangible assets	(35)	(27)	(22)

Reconciliation between opening and closing book values

	12/31/2009
Intangible Movements	Computer Software ThU.S.$	Goodwill ThU.S.$	Others ThU.S.$	Total ThU.S.$
Opening Balance Changes	5,738	3,134	5,597	14,469
Additions	1,026	56,657	1,116	58,799
Disappropriations	(11)	0	0	(11)
Amortization	(2,378)	0	(4)	(2,382)
Increase (decrease) in foreign currency conversion	6	3,985	64	4,055
Changes Total	(1,357)	60,642	1,176	60,461
Closing Balance	4,381	63,776	6,773	74,930

	12/31/2008
Intangible Movements	Computer Programs ThU.S.$	Goodwill ThU.S.$	Others ThU.S.$	Total ThU.S.$
Opening Balance Changes	6,808	3,134	5,698	15,640
Additions	1,198	0	0	1,198
Disappropriations	0	0	(22)	(22)
Amortization	(2,268)	0	0)	(2,268)
Increase (decrease) in foreign currency conversion	0	0	(79)	(79)
Changes Total	(1,070)	0	(101)	(1,171)
Closing Balance	5,738	3,134	5,597	14,469

		Minimum life or rate	Maximum life or rate
Computer software life or rate	Life	3	16

The amortization of computer software is presented in the Comprehensive Income Statement in line Administration Expenses.

The increase in goodwill is the result of investments in Tafisa Brasil S.A. (current Arauco do Brasil S.A) and Savitar Group (Forestal Talavera S.A.) (see Note 14).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. BIOLOGICAL ASSETS (IAS 41)

Arauco’s biological assets correspond to forestry plantations mainly radiata and taeda pine. The total plantation is distributed in Chile, Argentina, and Brazil, reaching 1.5 million hectares, of which 931 thousand hectares are plantations, 324 thousand hectares are native forest, 184 thousand hectares are used for other purposes and 45 thousand hectares are used for planting.

At December 31, 2009 the production volume totalled 26.1 million m3 (28.8 million m3 at December 31, 2008).

The main considerations in determining the fair value of biological assets are:

•	Arauco uses the discounted future cash flows criteria to value its forest plantations, for which it has a harvest projection date of the totality of existing plantations.

•	Current equity is projected in time considering that total volume does not decrease, and a minimum equal to the current demand supplied.

•	Does not consider future plantations.

•

The harvest of forest plantations, aims to supply raw material for all other products that Arauco produces and sells. By controlling directly the development of forests that will be processed, Arauco is assured of having high quality timber for each of their products.

•

Cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand of the Company’s owned industrial centers and sales to third parties. Sales margin is also considered in the valuation of the different products that are harvested in the forest. Any changes in the value of the plantations, in accordance with the criteria previously described, are accounted for in the current financial year’s income statement, pursuant to IAS 41. These changes are presented in the Financial Income Statement in the line Other operating income, at December 31, 2009 amounted to ThU.S.$155,532 (ThU.S.$65,201 at December 31, 2008). For purposes of the valuation of biological assets, there is a higher cost of wood compared to the actual cost incurred, effect in Cost of sales, which at December 31, 2009 amounted to ThU.S.$115,969 (ThU.S.$172,710 at December 31, 2008).

•	Forests are harvested according to the demand needs of Arauco production plants.

•	The discount rates used : Chile 8%, Argentina 12% Brazil 10%.

•	It is assumed that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil
Pine	24	15	15
Eucalyptus	12	10	7

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the changes in the balance of biological assets considering significant changes in the assumptions used in the calculation of fair value of these assets:

		ThU.S.$
Discount rate (points)	0,5	(119,687)
	-0,5	127,170
Margins (%)	10	390,006
	-10	(390,006)

Forestry plantations classified as current assets correspond to those to be harvested and sold in the short term.

The Company holds fire insurance policies for its forestry plantations, which together with company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

Uruguay

Arauco owns biological assets in Uruguay through a joint venture in partnership with Stora Enso, which are presented in the Financial Statements under the equity method (see Note 16).

At December 31, 2009, this investment of Arauco in Uruguay represents a total of 254 thousand hectares, of which 126 thousand hectares are allocated to plantations, 6 thousand hectares to native forest, 85 thousand hectares for other uses and 37 thousand hectares for planting.

Detail of Biological Assets Pledged as Security

There are no forestry plantations pledged as security, except for the ones belonging to Forestal Río Grande S.A. (affiliate of Fondo de Inversiones Bio Bio, Special Purpose Entity). In October 2006, pledges without transfer and prohibition to sell and encumber were constituted in favor of JPMorgan and Arauco, for forests located on their own land. At December 31, 2009, the fair value of these forests reached ThU.S.$59,819 as compared to ThU.S.$81,083 at December 31, 2008.

Detail of Biological Assets with Restricted Ownership

At the date of these financial statements, there are no biological assets with restricted ownership.

Disclosure of Agricultural Products

Agricultural Products relate mainly to forestry products that are intended for sale pertaining to the operation and are valued at fair value at the closing period.

No significant grants have been received.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

At closing date of these Financial Statements, the Current and Non-current Biological Assets are as follows:

Biological Assets	12/31/2009 ThU.S.$	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Current	310,832	305,730	351,227
Non-current	3,446,696	3,346,703	3,479,289

Total	3,757,528	3,652,433	3,830,516

Biological Assets Movement

12/31/2009 ThU.S.$
Opening Balance	3,652,433
Changes in Biological Assets
Additions	95,197
Decreases due to Sales	(3,370)
Discontinuation of consolidation by the formation of joint ventures registered under the equity method	(54,951)
Decreases due to Harvest, Biological Assets	(197,149)
Profit (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	155,532
Increases (decreases) in Foreign Currency Translation, Biological Assets	112,371
Other Increases (decreases), Biological Assets	(2,535)

Total Changes	105,095

Closing Balance	3,757,528

12/31/2008 ThU.S.$
Opening Balance	3,830,516
Changes in Biological Assets
Additions	146,917
Decreases due to Sales	(2,137)
Decreases due to Harvest	(296,321)
Profit (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	65,201
Increases (decreases) in Foreign Currency Translation, Biological Assets	(90,642)
Other Increases (decreases), Biological Assets	(1,101)

Total Changes	(178,083)

Closing Balance	3,652,433

At the date of these Financial Statements committed no disbursements for the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. ENVIRONMENT

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department with each of its specialists that ensures these guidelines are met and put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses in its productive processes several supplies, such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

Environment Related Disbursement Information

At December 31, 2009 and 2008 respectively, Arauco made the following disbursements related to its main environmental projects:

Company	12/31/2009 Name of Project	Disbursements undertaken 2009				Committed Disbursements
		State of Project	Amount ThU.S$	Asset Expense	Asset/expense destination item	Amount ThU.S$	Estimated date
Celulosa Arauco y Constitución S.A	Construction of Outlets	In process	7,197	Asset	Property, plant and equipment	66,376	2010-2011
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of gas emissions from industrial process	Ended	556	Expense	Operating costs	0	0
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of gas emissions from industrial process	In process	3,515	Asset	Property, plant and equipment	541	2010
Celulosa Arauco y Constitución S.A	Environmental improvement studies	Ended	25,245	Expense	Operating costs	0	0
Celulosa Arauco y Constitución S.A	Environmental improvement studies	Ended	744	Expense	Administration expenses	0	0
Celulosa Arauco y Constitución S.A	Environmental improvement studies	In process	2,131	Asset	Property, plant and equipment	2,532	2010
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Ended	911	Expense	Administration expenses	0	0
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	13,908	Asset	Property, plant and equipment	2,352	2010
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	3,270	Asset	Property, plant and equipment	88	2010
Aserraderos Arauco S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	542	Asset	Property, plant and equipment	510	2010
Alto Paraná S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	1,271	Asset	Fixed assets	1,680	2010
Alto Paraná S.A	Expansion of solid industrial waste dumpsite for management of these in the future	Ended	2,448	Asset	Fixed assets	0	0
Alto Paraná S.A.	Environmental improvement studies	Ended	790	Asset	Fixed assets	0	0
Alto Paraná S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,216	Asset	Fixed assets	2,625	2010
Forestal Celco S.A	Environmental improvement studies	In process	95	Asset	Property, plant and equipment	2,811	2010
Paneles Arauco S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	59	Expense	Operating costs	219	2010
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	922	Expense	Operating costs	270	2010
Paneles Arauco S.A	Environmental improvement studies	In process	221	Expense	Operating costs	568	2010
Paneles Arauco S.A	Environmental improvement studies	In process	533	Asset	Property, plant and equipment	1,480	2010
Placas do Paraná S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Ended	3,023	Asset	Property, plant and equipment	3,326	0
Placas do Paraná S.A	Environmental improvement studies	In process	782	Asset	Property, plant and equipment	113	2010

			69,379			85,491

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Company	12/31/2008 Name of Project	Disbursements undertaken 2008				Committed Disbursements
		State of Project	Amount ThU.S$	Asset Expense	Asset/expense destination item	Amount ThU.S$	Estimated date
Celulosa Arauco y Constitución S.A	Construction of Outlets	In process	29,593	Asset	Property, plant and equipment	1,400	2009
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of gas emissions from industrial process	In process	21,634	Asset	Property, plant and equipment	2,899	2009
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of gas emissions from industrial process	In process	630	Expense	Operating costs	1,296	2009
Celulosa Arauco y Constitución S.A	Environmental improvement studies	Ended	801	Asset	Property, plant and equipment	0	0
Celulosa Arauco y Constitución S.A	Environmental improvement studies	In process	2,474	Expense	Administration expenses	5	2009
Celulosa Arauco y Constitución S.A	Environmental improvement studies	In process	8,798	Expense	Operating cost	10,539	2009
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	10,262	Asset	Property, plant and equipment	17,789	2009
Celulosa Arauco y Constitución S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	4,377	Asset	Property, plant and equipment	6,191	2009
Celulosa Arauco y Constitución S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	383	Expense	Operating cost	179	2009
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	22,659	Expense	Operating cost	7,372	2009
Aserraderos Arauco S.A	Investment projects for the control and management of gas emissions from industrial process	In process	2,197	Asset	Property, plant and equipment	36	2009
Aserraderos Arauco S.A	Investment projects for the control and management of gas emissions from industrial process	Ended	423	Expense	Administration expenses	0	0
Forestal Celco S.A	Environmental improvement studies	In process	484	Expense	Administration expenses	808	2009
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	300	Expense	Operating cost	400	2009
Paneles Arauco S.A	Environmental improvement studies	In process	1,554	Expense	Operating cost	500	2009
Paneles Arauco S.A	Environmental improvement studies	In process	1,348	Asset	Property, plant and equipment	500	2009
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	5,818	Asset	Property, plant and equipment	2,207	2009
Alto Paraná S.A	Environmental improvement studies	Ended	234	Asset	Fixed assets	0	0
Alto Paraná S.A	Environmental improvement studies	In process	11,930	Asset	Fixed assets	452	2009
Alto Paraná S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	2,073	Asset	Fixed assets	2,768	2009
Alto Paraná S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	7,299	Asset	Fixed assets	5,083	2009
Placas do Paraná S.A	Environmental improvement studies	In process	4,407	Asset	Property, plant and equipment	167	2009

			139,678			60,591

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS (IFRS 7)

Classification

The following table shows Arauco’s financial instruments at December 31, 2009, December 31, 2008 and January 1, 2008. An informative estimate of fair value is shown for instruments valued at amortized cost.

	12/31/2009		12/31/2008		01/01/2008
Financial Instruments	Amortized Cost ThU.S.$	Fair Value ThU.S.$	Amortized Cost ThU.S.$	Fair Value ThU.S.$	Book value ThU.S.$
Assets
Fair value with change in Profit and Loss (Negotiation)		231,752		72,745	204,731
Interest Rate Swaps		5,778		7,707	10,626
Exchange Rate Forward		2,648		5,762	0
Mutual funds (1)		223,326		59,276	194,105

Loans and Accounts Receivables	880,394	880,394	704,699	704,699	777,592
Cash and cash equivalents	310,873	310,873	108,032	108,032	73,767
Cash	29,000	29,000	18,662	18,662	37,507
Fixed Term Deposits	281,873	281,873	72,198	72,198	36,260
Repurchased Agreements	0	0	17,172	17,172	0

Accounts Receivables (net)	569,521	569,521	596,667	596,667	703,825
Trades and Other Receivables	518,494	518,494	536,730	536,730	607,324
Other Debtors	51,027	51,027	59,937	59,937	96,501
Hedging
Hedge Swaps		17,998		0
Liabilities
Financial Liabilities at amortized cost	3,524,811	3,603,709	2,961,647	2,850,950	3,034,316
Bonds issued in Dollars	2,252,838	2,357,703	1,829,990	1,799,876	1,840,045
Bonds issued in UF	398,693	390,575	203,668	187,815	0
Bank Loans in Dollars	527,249	509,400	612,624	547,893	878,070
Bank Loans in other currencies	23,531	23,531	4,267	4,268	3,477
Finance Leasing	608	608	1,394	1,394	3,597
Trades and other Payables	321,892	321,892	309,704	309,704	309,127
Financial liabilities with change in Profit and Loss		10,648		14,051	7,007

(1)	Although this item is disclosed in note IFRS 7 as Fair Value with change in profit and loss according to expected sales in the short term; in this Financial Statement it is classified as Cash and cash equivalents for its high level of liquidity.

Fair Value Financial Assets with Changes in Profit and Loss (Negotiation)

Fair value financial assets with changes in profit and loss are financial assets held for negotiation. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified for negotiation purposes unless they are defined as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value, recognizing its changes in value in the income statement. These assets are held with the objective of maintaining adequate liquidity levels to meet the Company’s obligations.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

The following table details the Arauco’s financial assets at fair value with changes in profit and loss:

	12/31/2009 ThU.S.$	12/31/2008 ThU.S.$	Period Variation
Fair value with changes in profit and loss (Negotiation)	231,752	72,745	219%
Interest Rate Swap	5,778	7,707	-25%
Forward Exchange Rate	2,648	5,762	-54%
Mutual Funds	223,326	59,276	277%

Swaps: At the closing balance date, financial assets classified in this category are not considered hedging instruments, as there is no uncertainty as to their underlying liability, so these instruments obey the management strategy regarding implicit structural liquidity risk for Arauco operations. The fair value of this item decreased by 25% compared to December 31, 2008 due to lower horizon cash flows from swaps.

Forwards: Arauco acquires this type of instrument to hedge functional currency exchange rate risks. These instruments are generally acquired with short-term maturity periods. The fair value of this item has decreased by 54% because the Company has entered into less derivative contracts in 2009 as compared to 2008.

Mutual Funds: Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as US Dollars or Euros. This instrument is accepted by the Company’s placement policy. At the date of these Financial Statements, the Company has increased its position in this type of instrument by 277% as compared with December 2008.

Loans and Receivables

These are non-derivative financial assets with fixed or determinable payments, and are not traded on an active market, that is, they are not available for trading. In the balance sheet they are included in Current Assets, except for assets with a maturity exceeding 12 months. These assets are recorded at amortized cost using the effective interest method and are subject to impairment testing. Financial assets which comply with this definition are: cash and cash-equivalents, fixed term deposits, repurchase agreements, trades and notes receivables, and other debtors.

	12/31/2009 ThU.S.$	12/31/2008 ThU.S.$
Loans and Receivables	880,394	704,699
Cash and Cash Equivalents	310,873	108,032
Cash	29,000	18,662
Fixed Term Deposits	281,873	72,198
Repurchased Agreements	0	17,172
Receivables (Net)	569,521	596,667
Trades and Other Receivable	518,494	536,730
Other Debtors	51,027	59,937

Cash and Cash Equivalents: Includes both cash flow and bank account balances, fixed term deposits and repurchase agreements. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Fix Term Deposits and Repurchased Agreements: The objective of this instrument is to maximize short-term cash flow surpluses. This instrument is authorized by Arauco’s Placement Policy, which establishes a mandate that allows investments in fixed income securities. In general, these instruments have a maturity period of less than ninety days, otherwise these instruments are not classified as Cash.

Trades and Notes Receivable: These represent enforceable rights for Arauco resulting from the normal course of the business, namely, the operation activity or corporate purposes.

Other Debtors: Correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

Trades are presented at net value, that is, net of bad debt estimates. This provision is determined when there is evidence that Arauco will not receive the payments agreed to in the original sales terms. These provisions are carried out when a customer files and reaches legal bankruptcy agreement or is in default of payments, or when Arauco has exhausted all the debt collection instances within a reasonable period. These include telephone calls, e-mails and debt collection letters. In the case of sales in Chile corresponding to our distribution affiliate Arauco Distribución S.A., the provisions are estimated using a percentage of receivables which is determined on a case by case basis, considering the client’s internal risk classification and the debts aging (days past due).

The following table summarizes Arauco’s financial assets at closing balance:

	12/31/2009 ThU.S.$	12/31/2008 ThU.S.$
Financial Assets	1,112,146	777,444
Fair Value with changes in Profit and Loss (Negotiation)	231,752	72,745
Loans and Receivables	880,394	704,699

Financial Liabilities Valued at Amortized Cost

These financial liabilities correspond to non-derivative instruments with contractual cash flow payments, which can either be fixed or subject to variable interest rates.

Also included in this category are the non-derivative financial liabilities for services or goods delivered to Arauco at the closing date of this balance sheet, those who have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

At the closing date of the balance sheet, Arauco includes in this category obligations with banks and financial institutions, publicly issued bonds in U.S. Dollars and UF, creditors and other payables.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

	12/31/2009	12/31/2008	12/31/2009	12/31/2008
	Amortized Cost ThU.S.$		Fair Value ThU.S.$
Financial Liabilities at Amortized Cost	3,524,811	2,961,647	3,603,709	2,850,950
Bonds Issued in Dollars	2,252,838	1,829,990	2,357,703	1,799,876
Bonds Issued in UF	398,693	203,668	390,575	187,815
Bank Loans in Dollars	527,249	612,624	509,400	547,893
Bank Loans in other Currencies	23,531	4,267	23,531	4,268
Financial Leasing	608	1,394	608	1,394
Trades and Other Payables	321,892	309,704	321,892	309,704

The disclosure of these liabilities at amortized cost in the Financial Statement is as follows:

	December 2009
	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Interest loans	524,909	2,678,010	3,202,919
Trades and Other Payables	321,892	0	321,892
Total	846,801	2,678,010	3,524,811

Fair Value Financial Liabilities with Changes in Profit and Loss

Liabilities, assigned as such at initial recognition and liabilities classified as held for negotiation shall be included in this category.

At the closing date of the balance sheet, Arauco held a rate swap as a financial liability at fair value with changes in profit and loss. This liability had a net decrease of 24%, due to a rate decrease experienced by the economy as compared to December 2008.

	12/31/2009 ThU.S.$	12/31/2008 ThU.S.$	Period Variation
Fair value Financial Liabilities with changes in profit and loss (*)	10,648	14,051	-24%

(*)	This account is classified in the Balance Sheet as Other Financial Liabilities, Current.

A summary of Arauco’s financial liabilities at closing balance date:

Financial Liabilities	12/31/2009 ThU.S.$	12/31/2008 ThU.S.$
Total Financial Liabilities	3,535,459	2,975,698
Financial Liabilities at fair value with changes in profit and loss (negotiation)	10,648	14,051
Financial Liabilities Measured at Amortized Cost	3,524,811	2,961,647

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

The following table details net income items and expenses recognized in profit and loss on financial instruments:

	Financial Instrument	Net Gain (loss)		Impairment
		12/31/2009 ThU.S.$	12/31/2008 ThU.S.$	12/31/2009 ThU.S.$	12/31/2008 ThU.S.$
At fair value with changes in profit and loss	Swap	4,391	(7,046)	0	0
	Forward exchange rate	(3,691)	462	0	0
	Mutual Funds	5,800	4,443	0	0

	Sub-Total	6,500	(2,141)	0	0

Loans and Receivables	Fix terms deposits	6,638	8,237	0	0
	Repurchased agreements	376	966	0	0
	Trades and Other receivables	0	0	(3,512)	(3,722)

	Sub-Total	7,014	9,203	0	0

Hedge instruments	Cash flow swap	(2,122)	0	0	0

	Sub-Total	(2,122)	0	0	0

At amortized cost	Bank loans	(8,421)	(18,270)	0	0
	Bond issued obligations	(153,857)	(124,730)	0	0
	Finance lease obligations	(34)	(67)	0	0

	Sub-Total	(162,312)	(143,067)	0	0

Fair Value Hierarchy

The assets and liabilities recorded at fair value in the Classified Financial Statement dated December 31, 2009, have been measured based on the methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level I: Values or quoted prices in active markets for identical assets and liabilities.

•

Level II: Information (“Inputs”) from other sources than the quoted values of Level I, but observable in the market for assets and liabilities either directly (prices) or indirectly (derived from prices).

•	Level III: Inputs for assets or liabilities that are not based on observable market data.

	Fair Value	Measurement Methodology
	December 2009 ThU.S.$	Level I ThU.S.$	Level II ThU.S.$	Level III ThU.S.$
Financial Assets at fair value
Swap (asset)	5,778	0	5,778	0
Forward exchange rate	2,648	0	2,648	0
Mutual Funds	223,326	223,326	0	0

Financial Liabilities at fair value
Swap (liabilities)	10,648	0	10,648	0

Hedging Instruments

Hedging instruments registered at December 31, 2009 correspond to cash flow hedges. Specifically, at the closing balance date, Arauco registered rate swaps resulting at fair value for a total of ThU.S.$17,998 which is presented in Equity as Other comprehensive results, net of exchange rate and deferred taxes.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Nature of Risk

Arauco is exposed to variations in cash flows due to exchange rate risk, mainly when having assets in U.S. dollars and liabilities in UF (obligations to the public) causing mismatches that could affect operating results.

Information on Swaps Assigned as Hedging

Hedging Swaps H Series Bond

Hedging Objective

In March 2009, Arauco placed a bond for 2,000,000 UF on the Chilean market (nemo: BARAU-H) with an annual 2.25% coupon and semi-annual interest payments (March and September). This bond is amortized at the end of the period (bullet), with rescue option from March 1, 2011. The maturity date is March 1, 2014.

In order to avoid the exchange rate risk, Arauco made two cross-currency swap contracts listed below:

1.- Cross Currency Swap with Banco de Chile for 1,000,000 UF

With this swap Arauco receives semi-annual interest payments (March and September) based on a nominal amount of 1,000,000 UF at a 2.25% annual rate, and interest is payable semi-annually (March and September) based on a notional amount of US$35,700,986.39 (equivalent to 1,000,000 UF at the exchange rate at end of contract) at a rate of 4.99%. The market value amounts to ThU.S.$2,887 at December 31, 2009. Maturity date of this Swap is March 1, 2014.

2.- Cross Currency Swap with JPMorgan for 1,000,000 UF

With this contract Arauco receives semi-annual interest payments (March and September) based on a notional amount of 1,000,000 UF at an annual rate of 2.25%, and interest rate is payable semi-annually (March and September) based on a notional amount of U.S.$35,281,193.28 (equivalent to 1,000,000 UF at the exchange rate at end of contract) at a rate of 4.94%. The market value amounts to ThU.S.$3,498 at December 31, 2009. The maturity date of this Swap is March 1, 2014.

Through a test of effectiveness, Arauco is able to validate that the instrument is highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty in commitments from the object of coverage.

Hedging Swaps F Series Bond

Hedging Objective

Arauco placed a F series bond in November 2008 and, March 2009 for an amount of 7,000,000 UF at an annual rate of 4.25% payable semi-annually. To mitigate the risk of exchange rate, Arauco made four cross-currency swap contracts that cover partially the bond amount posted:

Contract 1: With this contract Arauco receives semi-annual interest payments (April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and interest rate is payable semi-annually (April and October) based on a notional amount of U.S.$38.38 million (equivalent to 1,000,000 UF at the exchange rate at end of contract) at a rate of 5.86%. The markets value amounts to ThU.S.$2,503 at December 31, 2009. This contract expires on October 30, 2014.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Contract 2: With this contract Arauco receives semi-annual interest payments (April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and interest rate is payable semi-annually (April and October) based on a notional amount of U.S.$37.98 million (equivalent to 1,000,000 UF at the exchange rate at end of contract) at a rate of 5.79%. The markets value amounts to ThU.S.$2,781 at December 31, 2009. This contract expires on April 30, 2014.

Contract 3: With this contract Arauco receives semi-annual interest payments (April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and interest rate is payable semi-annually (April and October) based on a notional amount of U.S.$37.98 million (equivalent to 1,000,000 UF at the exchange rate at end of contract) at a rate of 5.8%. The markets value amounts to ThU.S.$2,957 at December 31, 2009. This contract expires on October 30, 2014.

Contract 4: With this contract Arauco receives semi-annual interest payments (April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and interest rate is payable semi-annually (April and October) based on a notional amount of U.S.$37.62 million (equivalent to 1,000,000 UF at the exchange rate at end of contract) at a rate of 5.79%. The markets value amounts to ThU.S.$3,372 at December 31, 2009. This contract expires on October 30, 2014.

Through a test of effectiveness, Arauco can validate that the above-detailed hedging instruments are highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty for commitments that are the objects of such coverage.

Hedging Strategy

Given that Arauco holds a high percentage of assets in Dollars, the Company needs to reduce the exchange rate risks as it has obligations in readjustable Pesos. The aim of this swap is to eliminate exchange rate uncertainty, exchanging cash flows from readjustable Pesos obligations from the above mentioned bonds, with U.S. Dollar cash flows (Arauco’s functional currency) at a fixed exchange rate and determined at the date of the contract execution.

Valuation Method

Fair value financial assets with changes in Profit and Loss (Negotiation)

Fair value financial assets with changes in profit and loss are initially recognized at fair value and transaction costs are recognized in the Income Statement. Subsequently, they are registered at fair value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Swap: They are valued using the discount cash flow method at a discount rate in accordance with operational risk, using specific swap valuation tools provided by the Bloomberg terminal.

Forwards: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently remeasured at fair value. The forwards are recorded as assets when fair value is positive and, as liabilities when fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

Loans and Receivables

Its value is recorded at amortized cost using the effective interest rate method, discounting the provision for bad debt. For informative purposes, this value is a reasonable approximation of fair value.

Repurchased Agreements: These are valued at initial investment cost of the short-term instrument plus interest accrued at the closing date for the period.

Mutual Funds: Given their nature, they are recognized at market value (market quote) at the closing date for the period.

Hedging

These financial instruments are valued using the discount cash flow method at a rate in accordance with the operation risk, using the information given by each bank as a counterpart.

Financial Liabilities at Amortized Cost

Financial instruments classified in this category are valued at amortized cost using the effective interest rate method.

For informative purposes, the fair value of these financial liabilities is shown. Estimates of bank obligations are determined using specific valuation techniques using cash flow discounted at rates in accordance with the risk of the operation, while bonds are valued at market price.

Financial Liabilities with Changes in Profit and Loss

Swap: These financial instruments are valued using the discount cash flow method at a rate in accordance with the operation risk, using the information given by each bank as a counterpart.

Risk Management

Arauco’s financial assets are exposed to several financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s global risk management program focuses on financial market uncertainty and tries to minimize potential adverse effects over Arauco’s financial profitability.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Arauco’s financial risk management is overseen by the Finance department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units. The Company does not actively participate in the trading of its financial assets for speculative purposes.

Type of risks that arise from financial instruments

Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different time horizons concerning the fulfillment of obligations subscribed to by counterparts, at the time of exercising contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Risk Exposure and How These Risks Arise

Arauco’s exposure to credit risk is directly related to each of its customer’s individual capacities to fulfill their contractual commitments, reflected in commercial debtor accounts. Furthermore, credit risk also arises for assets that are in the hands of third parties such as fix term deposits, agreements and mutual funds.

With regard to trade accounts receivables, as a policy, Arauco holds insurance policies for open account sales. These are to cover export sales from Celulosa Arauco y Constitución S.A., Aserraderos Arauco S.A., Paneles Arauco S.A. and Forestal Arauco S.A., as well as local sales of Arauco Distribución S.A., Arauco México S.A. de C.V., Arauco Wood Inc., Arauco Colombia S.A., Arauco Perú S.A. and Alto Paraná S.A. (and affiliates). Arauco works with Continental Credit Insurance Company (AA- Fitch Ratings). Placas do Paraná and Arauco do Brasil (Brazil) local sales credits are insured with Euler Hermes Insurance Company. These insurance policies cover 90% of the invoice with no deductible.

In order to guarantee a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco holds several guarantees, such as mortgages, pledges, standby letters of credit, bank guarantee bonds, checks, promissory notes, consumption loans or any other guarantee that may be needed pursuant to each country’s legislation. Debt covered by this type of guarantee amounted to U.S.$ 29 million in December 2009. The guarantee procedure is regulated by Arauco’s Guarantee Policy, which controls accounting and reporting, maturity dates and value.

The Company’s maximum credit risk exposure is limited to the amortized cost value of the registered trade accounts receivable, at the date of this report, less the sales percentage insured by aforementioned credit insurance companies and by the guarantees provided to Arauco.

In 2009, Arauco’s consolidated sales amounted to ThU.S.$3,113,045, of which 56.69% correspond to credit sales, 32.70% to sales with letters of credit, and 10.62% to other types of sales, such as Cash Against Documents (CAD) and advance payments.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

At December 2009, Arauco’s Sales Debtors reached ThU.S.$506,503 of which 61.44% corresponded to credit sales, 33.29% to sales with letters of credit and 5.27% to other types of sales, such as CAD and advance payments, distributed among 2,459 clients. The client with the highest open account debt did not exceed 1.99% of total receivables at that date.

The debt covered by the different insurance and guarantee policies reaches 88.86%, therefore, Arauco’s exposure portfolio is 11.14%.

Secured Debt-Open Account

	ThU.S.$	%
Total Open Account receivables	311,187	100.00
Secured debt (*)	276,525	88.86
Uncovered debt	34,662	11.14

(*)	Secured Debt is defined as the portion of accounts receivable that is covered by a credit company or guarantees as stand-by, mortgage or guarantee bond (among others).

Accounts exposed to this type of risk are: trade receivable, finance lease debtors and other debtors.

	December 2009 ThU.S.$	December 2008 ThU.S.$
Receivables (net)
Trades and Notes Receivable	506,503	528,278
Finance lease debtors	4,315	3,163
Other Debtors	47,623	57,362
Net Subtotal	558,441	588,803

Trades and Notes Receivable	521,462	543,553
Finance lease debtors	4,315	3,163
Other Debtors	52,482	58,393
Gross Subtotal	578,259	605,109

Estimated Trades and Uncollectable Notes - Bad Debt	14,959	15,275
Estimated Finance leases	0	0
Estimated Miscellaneous - Bad Debt	4,859	1,031
Subtotal Bad Debt	19,818	16,306

Non Current Receivables (net)
Trades and Notes Receivable	226	512
Finance lease debtors	7,450	4,777
Other Debtors	3,404	2,575
Net Subtotal	11,080	7,864

Trades and Notes Receivable	226	512
Finance lease debtors	7,450	4,777
Other Debtors	3,404	2,575
Gross Subtotal	11,080	7,864

Estimated Trades and Uncollectable Notes - Bad Debt	0	0
Estimated Finance leases	0	0
Estimated Miscellaneous - Bad Debt	0	0
Subtotal Bad Debt	0	0

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Credit and Collections Department, which reports to the Finance Department, is responsible for minimizing receivables credit risk, supervising past due accounts. It is also responsible in the approval or rejection of credit limit for all sales. The standards and procedures for the correct control and risk management of credit sales are regulated by the Companies Credit Policy.

For customer credit line approval and/or modification, all Arauco Group companies have to follow an established procedure. All Credit requests are entered into a Credit Evaluation model (EVARIE) where all available information is analyzed, including the credit line given by the credit insurance company. Subsequently, credit requests are approved or rejected by the internal committee of each company within the Arauco Group considering the maximum amount authorized by the Credit Policy Department. If the credit line exceeds the maximum established amount, it is subsequently analyzed by the Corporate Committee. Credit lines are renewed on a yearly basis.

Sales with letters of credit are mainly from Asia and the Middle East. Credit assessments to the issuing banks are performed periodically, in order to obtain ratings made by the principal risk classification companies on country and world risk rankings, and on their financial position over the last five years. Depending on this evaluation, it is decided whether the issuing bank is approved or confirmation is requested.

All sales are controlled by a credit verification system that has set parameters to block orders from clients who have registered past due amounts of a defined percentage of the debt and/or clients who at the time of product delivery have exceeded their credit limit or whose credit has expired.

Of the total accounts receivable, 89.47% is current, 8.47% is between 1 to 15 days past due, 0.54% is between 16 to 30 days past due, 0.64% is between 31 to 60 days past due, 0.56% is between 61 to 90 days past due, 0.01% is between 91 to 180 days past due and 0.30% is more than 180 days late.

Past due

Days	Up to date	1 to 15	16 to 30	31 to 60	60 to 90	90 to 180	More than 180	Total
ThU.S.$	453,155	42,927	2,747	3,257	2,854	44	1,519	506,503
%	89.47	8.47	0.54	0.64	0.56	0.01	0.30	100.00

Impairment over the last five years amounts to ThU.S.$8.11 which represents 0.05% of total sales during this period.

SALES DEBTOR IMPAIRMENT AS A

PERCENTAGE OF TOTAL SALES

	2009	2008	2007	2006	2005	Last 5 years
Sales Debtors Impairment	0.05%	0.13%	0.03%	0.01%	0.02%	0.05%

The amount recovered by guarantee collections, insurance payments or any other credit enhancement during 2009, amount to ThU.S.$ 8,460 which represents 83.85% of the total claimed.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management

In March 2009, Arauco implemented a Guarantee Policy in order to control the accounting, valuation and expiration dates.

In December 2009, there was an update of the Corporate Credit Policy of Arauco Group.

Regarding the risks of fix term deposits, agreements and mutual funds, Arauco has a placement policy that minimizes the risk through guidelines for management of cash flow surpluses in low-risk institutions.

Investment Policy:

Arauco has an Investment Policy, which identifies and limits financial instruments and companies in which Arauco companies are authorized to invest in, specifically, Celulosa Arauco y Constitución S.A.

It is important to highlight that the company’s Treasury Department is centralized for its operations in Chile. Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

With regard to financial instruments, the only permitted investments are fixed income investments and instruments with adequate liquidity. Each instrument has defined classifications and limits, which depend on duration and on the issuer.

With regard to intermediaries, a methodology is used that aims at determining the relative risk level of each bank or entity with regard to their financial position and their debt and asset security, using a point system that gives a relative risk ranking. Arauco uses this system to define investment limits.

The required records for evaluation of the various criteria are obtained from official finance statements provided by the banks in evaluation and from the classification of in-effect short and long term debt securities, as defined by the controlling entity (the Superintendency of Banks and Financial Institutions) and used by Risk Classification companies authorized by said entity, in this case Fitch Ratings Chile, Humphreys and Feller Rate.

Evaluated criteria are: Capital and Reserves, Current Ratio, Equity Share in Total Investments in Financial System, Capital Yield, Operational Income Net Profit Ratio, Debt / Capital Ratio and the Risk Classifications of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have express authorization from Arauco’s Chief Financial Officer.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill debt obligations at the time of expiration.

Explanation of Risk Exposure and How These Arise

Arauco’s exposure to liquidity risk is found mainly in its obligations to the public, banks and financial institutions, creditors and other payables. These may arise if Arauco is unable to meet net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Finance Management department constantly monitors the company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to control the risk level of available financial assets, Arauco works with an investment policy.

The following table shows the capital commitment of the main financial liabilities subject to liquidity risk, grouped according to their aging:

December 31, 2009:

	Maturity ThU.S.$					Total ThU.S.$
Loans with banks	0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
Banco Alfa	0	27	0	453	0	27	453
Banco BBVA	0	15,003	301	172,458	72,453	15,304	244,911
Banco del Estado	0	103,640	0	0	0	103,640	0
Banco do Brasil	0	0	2,737	0	0	2,737	0
Banco Santander Rio	3,061	4,006	0	0	0	7,067	0
Banco Votorantim	0	0	84	1,553	5,216	84	6,769
Bank Boston	3,580	0	0	0	0	3,580	0
BBVA Banco francés	2,540	4,001	5,022	0	0	11,563	0
Banco Galicia	0	0	2,009	0	0	2,009	0
Banco Itau	0	0	16,065	0	0	16,065	0
Fundo de Desenvolvimiento Econom.	0	0	80	113	479	80	592
J.P.Morgan	10,267	0	25,713	104,197	0	35,980	104,197
Santander Overseas Bank	4,839	0	0	0	0	4,839	0

Total	24,287	126,677	52,011	278,774	78,148	202,975	356,922

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

	Maturity ThU.S.$					Total ThU.S.$
Obligations bonds	0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
Barau-E	0	0	273	45,796	0	273	45,796
Barau-F	0	0	2,026	48,635	407,643	2,026	456,278
Barau-H	0	617	0	89,067	0	617	89,067
Alto Parana Bonds	1,004	0	0	68,850	313,031	1,004	381,881
Yankee Bonds 2019	15,406	0	0	145,000	681,250	15,406	826,250
Yankee Bonds 2nd Emission	0	2,734	0	37,500	153,125	2,734	190,625
Yankee Bonds 3rd Emission	0	279,249	0	0	0	279,249	0
Yankee Bonds 4th Emission	0	8,914	0	416,993	0	8,914	416,993
Yankee Bonds 5th Emission	7,303	0	0	346,125	0	7,303	346,125
Yankee Bonds 6th Emission	0	0	4,047	83,250	380,406	4,047	463,656

Total	23,713	291,514	6,346	1,281,216	1,935,455	321,573	3,216,671

	Maturity ThU.S.$					Total ThU.S.$
Financial Leases	0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
Banco Santander Chile	0	121	240	247	0	361	247

Total	0	121	240	247	0	361	247

December 31, 2008:
	Maturity ThU.S.$					Total ThU.S.$
Loans with banks	0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
Banco BBVA	0	1,026	0	120,000	125,509	1,026	245,509
Banco Alfa	0	0	82	0	0	82	0
Banco de Chile	20,410	0	0	0	0	20,410	0
Banco do Brasil	4,145	0	0	0	0	4,145	0
Banco Galicia	5,055	0	0	0	0	5,055	0
Banco Safra	0	41	0	0	0	41	0
Banco Santander	100	0	0	0	0	100	0
Citi New York	1,418	0	0	0	0	1,418	0
Citigroup	0	160,378	0	0	0	160,378	0
J.P.Morgan	10,771	8,571	17,142	137,143	0	36,484	137,143
Sampo Bank	0	0	3,278	0	0	3,278	0
Santander Overseas Bank	2,531	0	0	4,800	0	2,531	4,800

Total	44,430	170,016	20,502	261,943	125,509	234,948	387,452

	Maturity ThU.S.$					Total ThU.S.$
Obligations bonds	0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
Barau-E	0	227	0	6,205	34,271	227	40,476
Barau-F	0	1,201	0	35,959	294,389	1,201	330,348
Alto Parana Bonds	1,004	0	0	68,850	330,244	1,004	399,094
Yankee Bonds 2nd Emission	0	102,100	0	0	0	102,100	0
Yankee Bonds 2nd Emission	0	2,734	0	37,500	162,500	2,734	200,000
Yankee Bonds 3rd Emission	0	8,749	0	293,831	0	8,749	293,831
Yankee Bonds 4th Emission	0	8,915	0	446,985	0	8,915	446,985
Yankee Bonds 5th Emission	7,303	0	0	361,500	0	7,303	361,500
Yankee Bonds 6th Emission	0	4,047	0	83,250	401,219	4,047	484,469

Total	8,307	127,973	0	1,334,080	1,222,623	136,280	2,556,703

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

	Maturity ThU.S.$					Total ThU.S.$
Financial Leases	0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
Banco de Chile	0	643	751	0	0	1,394	0

Total	0	643	751	0	0	1,394	0

January 01, 2008:

	Maturity ThU.S.$					Total ThU.S.$
Loans with banks	0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
Banco BBVA	0	3,063	0	115,166	181,430	3,063	296,596
Banco ABN	0	0	980	0	0	980	0
Banco Alfa	0	0	118	114	0	118	114
Banco de Chile	0	40,114	0	0	0	40,114	0
Banco do Brasil	0	0	2,737	0	0	2,737	0
Banco Itau	0	30,087	0	0	0	30,087	0
Banco Rio	0	1,009	0	0	0	1,009	0
Banco Safra	0	137	0	57	0	137	57
Banco Santander	71,078	0	0	0	0	71,078	0
Banco Scotiabank	0	25,052	0	0	0	25,052	0
Citigroup	0	81,458	0	162,611	0	81,458	162,611
J.P.Morgan	11,101	0	25,713	155,258	34,884	36,814	190,142
Sampo Bank	0	0	3,287	3,431	0	3,287	3,431
Santander Overseas Bank	1,485	0	1,200	7,536	0	2,685	7,536
Tesoro Nacional	0	0	847	0	0	847	0

Total	83,664	180,920	34,882	444,173	216,314	299,466	660,487

	Maturity ThU.S.$					Total ThU.S.$
Obligations bonds	0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
Alto Parana Bonds	1,004	0	0	68,850	347,456	1,004	416,306
Yankee Bonds 2nd Emission	0	0	2,100	107,200	0	2,100	107,200
Yankee Bonds 2nd Emission	0	2,734	0	37,500	171,875	2,734	209,375
Yankee Bonds 3rd Emission	0	8,749	0	317,161	0	8,749	317,161
Yankee Bonds 4th Emission	0	8,915	0	476,978	0	8,915	476,978
Yankee Bonds 5th Emission	7,303	0	0	61,500	315,375	7,303	376,875
Yankee Bonds 6th Emission	0	0	4,047	83,250	422,031	4,047	505,281

Total	8,307	20,398	6,147	1,152,439	1,256,737	34,852	2,409,176

	Maturity ThU.S.$					Total ThU.S.$
Financial Leases	0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Current
Banco de Chile	0	467	1,578	1,552	0	2,045	1,552

Total	0	467	1,578	1,552	0	2,045	1,552

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Guarantees given

At the date of these financial statements, Arauco holds ThU.S.$ 2,566 as financial assets passed to third parties (beneficiaries), as a direct guarantee. If Arauco does not meet its obligation, the beneficiary can seek relief under the warranty.

At December 31, 2009, the assets covered by an indirect guarantee amounted to ThU.S.$305,649. The indirect guarantees are given to protect the obligation assumed by a third party, either a related company (the full guarantee of Celulosa Arauco y Constitución S.A. on Alto Parana bonds amounted to ThU.S.$ 270,000) or an unrelated company (the buy-back operations that guarantee the obligation of forest service enterprises amounted to ThU.S.$ 31,337, which in the event of default, Arauco can cancel the obligation to obtain the asset exchange contract).

Direct and indirect guarantees granted by Arauco:

Direct:

Subsidiary reporting	Guarantee	Involved assets	ThU.S.$	Creditor of the guarantee
Celulosa Arauco y Constitución S.A.	Guarantee Bond	Financial instruments	123	Dir. Gral. Territorio Maritimo
Bosques Arauco S.A.	Stand by Letter of Credit	Financial instruments	728	Northwest Helicopter
Bosques Arauco S.A.	Guarantee Bond	Financial instruments	30	Fisco de Chile
Bosques Arauco S.A.	Guarantee Bond	Financial instruments	1	Dirección Gral de Aeronautica
Bosques Arauco S.A.	Guarantee Bond	Financial instruments	1	Dirección Gral de Aeronautica
Forestal Valdivia S.A.	Guarantee Bond	Financial instruments	1	Dir. Gral. Territorio Maritimo
Forestal Celco S.A.	Bank Bond	Financial instruments	31	Ministerio de Obras Publicas
Forestal Celco S.A.	Bank Bond	Financial instruments	1	Dirección Aeronáutica Civil
Forestal Celco S.A.	Bank Bond	Financial instruments	2	Vialidad Bio Bio
Placas do Paraná	Collateral	Property, plant and equipment	352	Banco Alfa S.A.

Total			1,270

Indirect:

Subsidiary reporting	Guarantee	Involved assets	ThU.S.$	Creditor of the guarantee
Alto Parana S.A.	Full Guarantee	Financial instruments	270,000	Bonds Holders 144 A
Placas do Paraná	Guarantee Letter	Financial instruments	4,312	Banco Votorantim S.A.
Bosques Arauco S.A.	Buy-back	Financial instruments	7,198	Leasing Banco Santander
Bosques Arauco S.A.	Buy-back	Financial instruments	3,383	Leasing Banco Chile
Forestal Valdivia S.A.	Buy-back	Financial instruments	2,488	Leasing Banco Santander
Forestal Valdivia S.A.	Buy-back	Financial instruments	2,508	Leasing Banco Chile
Forestal Celco S.A.	Buy-back	Financial instruments	13,817	Leasing Banco Santander
Forestal Celco S.A.	Buy-back	Financial instruments	1,943	Leasing Banco Chile

Total			305,649

Type of Risk: Market Risk – Exchange Rate

Description

This risk arises from the probability of being affected by exchange rate losses due to the currency in which assets, liabilities and investments are held, but which are not included in the balance sheet of an entity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Exposures and How these Arise

Arauco is exposed to the risk of U.S. Dollar (functional currency) fluctuations for sales, purchases and obligations in other currencies, such as the Chilean Peso, Brazilian Real or others. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main risk.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on EBITDA and Profit.

Sensitivity analysis considers a variation of + / - 10% of the exchange rate at December 31, 2009 over the Chilean Peso. This fluctuation range is considered possible given current market conditions at closing date. With all other variables at a constant rate, a Dollar exchange rate variation of + / - 10% in relation to the Chilean Peso would mean a EBITDA annual variation of + / - 3.53% on the profit after tax and + / - 0.21% on equity.

The main financial instruments subject to exchange rate risk are local bonds issued in UF. These are not covered by swaps described in the Hedging chapter.

Amounts expressed in UF	12/31/2009	12/31/2008
Bonds Issued in UF (E Series)	1,000,000	1,000,000
Bonds Issued in UF (F Series)	3,000,000	5,000,000

Type of Risk: Market Risk – Interest rate

Description

This risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations. This risk mainly affects fixed income financial instruments.

Explanation of Risk Exposure and How These Arise

Arauco is exposed to risks due to interest rate fluctuations for obligations to the public, banks and financial institutions and financial instruments that accrue interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing the exposure to changes in interest rates. At December 31, 2009, 8.3% of the Company’s bonds and bank loans bear interest at variable rates. A change of + / - 10% interest rate, is considered a possible range of fluctuation. Such market conditions would affect the profit after tax in + / - 0.48% and + / - 0.03% on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

	12/31/2009 ThU.S.$	Total
Fix rate	2,936,901	91.7%
Bonds issued	2,651,531
Loans with Banks (*)	284,762
Financial leasing	608
Variable rate	266,018	8.3%
Bonds issued	0
Loans with banks	266,018
Total	3,202,919	100.0%

(*)	Includes bank loans with variable rate swapped to fixed rate.

Type of Risk: Market Risk – Price of Pulp

Description

Pulp price is determined by world and regional market conditions. Prices fluctuate in terms of demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Risk Exposure and How These Arise

Pulp prices are reflected in operational sales within the income statement and directly affect the net profit for the period.

At December 31, 2009, operational income due to pulp sales accounted for 52% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the respective safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of + / - 10% of the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of + / - 10% in the average pulp price would mean a variation on profit after tax of + / - 33.32% and + / - 1.92% on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. OPERATING SEGMENTS (IFRS 8)

Operating segments were defined in accordance with senior management internal reporting structure, in order to support operating decisions and resource allocation. Furthermore, availability of relevant financial information has been considered in order to define operating segments. The responsible persons for making the decisions mentioned above are the President and Chief Executive Officer and Corporate Managing Directors of each business area (segment).

In line with the above, the Company established operating segments according to the following business units:

•	Pulp

•	Panels

•	Sawn Timber

•	Forestry

Description of Products and Services which Provide Ordinary Income for each disclosed Segment

Following below are the main products that provide ordinary income for each operational segment:

•	Pulp: The main products sold by this department are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Panels: The main products sold in this area are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) and MDF Moldings.

•	Sawn Timber: The range of products sold by this business unit includes different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints, among others.

•

Forestry: This area produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, the Company purchases logs and woodchip from third parties, which it sells to its other business areas.

Explanation on the measurements of Earnings, Assets and Liability of Each Segment

Pulp

The Pulp business unit uses wood exclusively from pine and eucalyptus plantations for the production of different types of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand fluff pulp is mainly used in the elaboration of diapers and female hygienic products.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Arauco has six plants, five in Chile and one in Argentina, and they have a total production capacity of approximately three million tons per year. Pulp is sold in more than 40 countries, mainly in Asia and Europe.

Panels

The Panels business unit produces a wide range of panels products and several kinds of moldings aimed at the furniture, decoration and construction industries. In its nine industrial plants, 4 in Chile, 2 in Argentina and 3 in Brazil, the company has a total annual production capacity of 3.2 million m3 of plywood, PBO, MDF, Hardboards and moldings.

Sawn Timber

Sawn timber business unit department produces a wide range of wood and remanufactured products with different kinds of terminations and appearances, which include a wide variety of uses for furniture, packing, construction and refurbishing industries.

With 11 saw mills in operation, 9 in Chile and 2 in Argentina, the company has a production capacity of 3.4 million m3 of sawn wood.

Furthermore, the company has six remanufacturing plants, five in Chile and one in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces. These products are sold in more than 28 countries.

Forestry

The Forestry Division is Arauco’s core business. It provides raw material for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself of having quality wood for each of its products.

Arauco holds a growing forestry asset that is distributed throughout Chile, Argentina and Brazil, reaching 1.5 million hectares, of which 931 thousand hectares are used for plantation, 324 thousand hectares for native forests, 184 thousand hectares for other uses and 45 thousand hectares to be planted. Arauco’s principal plantations are Radiata and taeda pine. These are species that have a fast growth rate and short harvest cycles compared with other long fiber commercial woods.

Additionally, Arauco has a forestry asset of 254 thousand hectares in Uruguay through a joint venture with Stora Enso, which are presented under Investment in associates accounted by the equity method (see Note 15).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Summary financial information of assets, liabilities and profit or loss by segment, are as follows:

Period ending December 31, 2009	Pulp ThU.S.$	Sawmill ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Income due to ordinary activities from external customers	1,682,715	493,938	89,521	832,170	14,701	0	3,113,045	0	3,113,045
Ordinary activity income among segments	19,920	2,974	665,057	34,472	26,009	0	748,432	(748,432)	0

Interest income	0	0	0	0	0	19,313	19,313	0	19,313
Interest expenses	0	0	0	0	0	(193,872)	(193,872)	0	(193,872)
Interest income, net	0	0	0	0	0	(174,559)	(174,559)	0	(174,559)

Depreciations and amortizations	135,849	19,797	7,518	40,543	3,704	0	207,411	0	207,411
Sum of significant income accounts	0	0	220,570	673	0	0	221,243	0	221,243
Sum of significant expense accounts	3,399	7,755	4,314	342	0	0	15,810	0	15,810

Profit (loss) of each specific segment	320,161	(5,833)	191,000	83,539	256	(288,225)	300,898	0	300,898

Company equity in profit and loss of associates and joint ventures through equity method

Associates	0	0	0	0	0	4,084	4,084	0	4,084
Joint ventures	183	0	26	0	0	2,328	2,537	0	2,537

Income tax expense (income)	0	0	0	0	0	(53,537)	(53,537)	0	(53,537)

Non-monetary asset disbursements of the segment

Acquisition of property, plant and equipment and biological assets	167,560	33,193	131,479	32,622	2,010	1,667	368,531	0	368,531
Acquisition and contribution of investments in associates and joint venture	0	0	117,585	164,088	0	22,060	303,733	0	303,733

Nationality of Ordinary Income
Ordinary income (Chilean companies)	1,483,774	448,452	51,242	508,747	1,008	0	2,493,223	0	2,493,223
Ordinary income - foreign (Foreign companies)	198,941	45,486	38,279	323,423	13,693	0	619,822	0	619,822
Total Ordinary Incomes	1,682,715	493,938	89,521	832,170	14,701	0	3,113,045	0	3,113,045

Period ending December 31, 2009	Pulp ThU.S.$	Sawmill ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	3,733,482	437,724	5,008,403	1,202,296	50,426	994,346	11,426,677	(10,905)	11,415,772

Investment in associates and joint ventures through equity method
Associates	0	0	0	0	0	118,435	118,435	0	118,435
Joint Ventures	25,055	0	305,701	0	0	26,910	357,666	0	357,666
Segment liabilities	116,773	38,570	89,958	229,110	8,827	4,550,120	5,033,339	0	5,033,339
Nationality of non-current assets
Chile	2,604,235	222,473	3,364,282	299,227	1,974	175,945	6,668,136	1,938	6,670,074
Foreign	539,907	42,053	990,407	764,288	37,627	97,158	2,471,440	0	2,471,440
Non-current assets, Total	3,144,142	264,526	4,354,689	1,063,515	39,601	273,103	9,139,576	1,938	9,141,514

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Period ending December 31, 2008	Pulp ThU.S.$	Sawmill ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Income due to ordinary activities from external customers	1,912,556	722,316	108,165	944,534	26,322	0	3,713,893	0	3,713,893
Ordinary activity income among segments	33,459	3,467	839,723	54,416	32,099	0	963,164	(963,164)	0

Interest income	0	0	0	0	0	19,408	19,408	0	19,408
Interest expenses	0	0	0	0	0	(175,241)	(175,241)	0	(175,241)
Interest income, net	0	0	0	0	0	(155,833)	(155,833)	0	(155,833)

Depreciations and amortizations	121,971	20,380	6,102	37,092	3,711	0	189,256	0	189,256
Sum of significant income accounts	0	0	65,201	0	0	0	65,201	0	65,201
Sum of significant expense accounts	1,154	5,412	7,204	502	0	0	14,272	0	14,272

Profit (loss) of each specific segment	575,467	28,632	(19,725)	211,041	2,542	(398,391)	399,566	0	399,566

Company equity in profit and loss of associates and joint ventures through equity method

Associates	0	0	0	0	0	4,241	4,241	0	4,241
Joint ventures	0	0	0	0	0	1,598	1,598	0	1,598

Income tax expense (income)	0	0	0	0	0	(98,044)	(98,044)	0	(98,044)

Non-monetary asset disbursements of the segment

Acquisition of property, plant and equipment and biological assets	214,538	35,864	156,531	49,883	3,160	0	459,976	0	459,976
Acquisition and contribution of investments in associates and joint venture	0	0	0	0	0	10,353	10,353	0	10,353

Nationality of Ordinary Income
Ordinary income (Chilean companies)	1,669,419	655,532	71,505	581,741	866	0	2,979,063	0	2,979,063
Ordinary income - foreign (Foreign companies)	243,137	66,784	36,660	362,793	25,456	0	734,830	0	734,830
Total Ordinary Incomes	1,912,556	722,316	108,165	944,534	26,322	0	3,173,893	0	3,713,893

Period ending December 31, 2008	Pulp ThU.S.$	Sawmill ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	3,897,485	459,032	4,542,933	754,033	53,116	563,733	10,270,332	(30,492)	10,239,840

Investment in associates and joint ventures through equity method
Associates	0	0	0	0	0	112,608	112,608	0	112,608
Joint Ventures	0	0	0	0	0	28,981	28,981	0	28,981
Segment liabilities	120,282	42,195	86,272	107,484	10,108	3,866,263	4,232,604	0	4,232,604
Nationality of non-current assets
Chile	2,641,882	211,757	3,340,849	253,819	2,122	152,814	6,603,243	6,076	6,609,319
Foreign	534,348	31,567	743,939	210,422	38,258	75,997	1,634,531	0	1,634,531
Non-current assets, Total	3,176,230	243,324	4,084,788	464,241	40,380	228,811	8,237,774	6,076	8,243,850

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Financial Opening Statement at January 01, 2008	Pulp ThU.S.$	Sawmill ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	3,735,315	462,950	4,759,920	801,552	32,427	656,548	10,448,712	(15,474)	10,433,238

Investment in associates and joint ventures through equity method
Associates	0	0	0	0	0	122,373	122,373	0	122,373
Joint Ventures	0	0	0	0	0	31,488	31,488	0	31,488
Segment liabilities	122,166	41,274	95,323	114,635	6,170	4,090,292	4,469,859	0	4,469,859

Nationality of non-current assets
Chile	2,596,814	207,411	3,458,695	258,165	248	143,121	6,664,454	2,726	6,667,180
Foreign	539,143	49,258	749,523	273,631	27,009	92,035	1,730,599	0	1,730,599
Non-current assets, Total	3,135,957	256,669	4,208,218	531,796	27,257	235,156	8,395,053	2,726	8,397,779

NOTE 25. EVENTS AFTER REPORTING PERIOD (IAS 10)

1) After the earthquake and tsunami that impacted the southern central area of Chile on February 27, 2010, our industrial complexes had to stop their activities. At the same time, the company began the process of assessing the status of each of the facilities and the damage they had incurred.

During the week of March 15, 2010, Arauco restarted the operations of the following industrial facilities:

Sawn Timber Area: The Company currently owns seven sawmills in Chile, four of which began operating (located in Constitución, Nueva Aldea and Cholguán). Of the six remanufacturing facilities, four have begun operating (located in Constitución, Valdivia and Cholguán). Mutrún sawmill, located in Constitución, was destroyed by the tidal wave. This facility produced 6% of Arauco’s sawn timber in Chile.

Panel Area: Two of four panel facilities owned by the company have resumed operations. Trupán panel facility has begun operating a MDF production line, while Nueva Aldea panel facility has resumed operation of two plywood production lines. Additionally, the biomass-based power plant located at Nueva Aldea panel facility has begun operating and is currently supplying electric energy to the Central Interconnected System (CIS).

Pulp Area: The Company’s five pulp mills in Chile are still being assessed for damages and work is being done to resume operations. However, the biomass-based power plant located at the Valdivia pulp mill has begun operating and is currently supplying electric energy to the Central Interconnected System (CIS).

As for the Company’s remaining facilities in Chile (other than the Valdivia sawmill, which did not cease operations during this period), they are being assessed by specialty teams for damages and work is being carried out to begin operating as soon as possible.

Arauco and its subsidiaries have insurance covering damages and losses resulting from the earthquake and tsunami. The policies taken insure our assets, among which are the plants and industrial and other facilities, equipment, materials, products, as well as losses by stoppage in the production of pulp, panels and energy.

2) On February 8, 2010, our Argentinean affiliate Alto Paraná S.A. (APSA) was notified of the administrative ruling issued by the Argentinean National Tax Court instructing it to pay 300,965,382 Argentinean pesos corresponding to taxes and interest accrued up to December 14, 2007; and 116,942,825 Argentinean pesos corresponding to fines. Such amounts result from the rejection of the deductions made by the affiliate regarding Income Taxes applicable to expenses, interests and exchange rates generated by the debts entered into by said company in 2001.

The Argentinean affiliate appealed this ruling before the respective judicial court, the Contentious Administrative Matters Federal Appeal Court, arguing that such collections are completely out of order. On February 15, 2010, APSA appealed this ruling before the Contentious Administrative Matters Federal Appeal Court.

On March 18, 2010, the aforementioned Federal Court, issued a court decreed evidence production measure in which it ordered the AFIP to refrain from requesting the block of preventive interim relief measures, administratively demand payment, issue debt invoices,

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

December 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

or initiate judicial collection actions, including seizure of property and other executive precautionary measures against APSA until said Court decides the respective precautionary measures.

Based on the opinion of the lawyers of the Argentinean affiliate, there are solid arguments and legal precedents that allow them to believe that the claim submitted before the Superior Courts of Justice of said country will prevail.

3) The authorization for the issuance and publication of these consolidated financial statements for the period finished on December 31, 2009 was approved by the Board in Extraordinary Session No. 417 dated March 23, 2010.

No other events have occurred between December 31, 2009 and the issuance of these financial statements that may affect significantly the financial situation of the Company.